Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2026 and 2025

(expressed in U.S. dollars)

DeFi Technologies Inc.

Table of Contents

Condensed consolidated interim statements of financial position	3
Condensed consolidated interim statements of operations and comprehensive income	4
Condensed consolidated interim statements of cash flows	5
Condensed consolidated interim statements of changes in shareholders’ equity	6
Notes to the condensed consolidated interim financial statements	7-60

2

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

	Note	September 30, 2026	December 31, 2025
		$	$

Assets
Current
Cash and cash equivalents	3,24	47,849,067	91,234,090
Client cash deposits	3	1,501,724	5,615,054
Prepaid expenses and other assets	4	7,440,854	9,596,921
Derivative assets	24	274,096	-
Public investments, at FVTPL	5,24,27	106,857	272,520
Other investments, at FVTPL	5,24,27	21,978,866	-
Digital assets	6	286,358,526	356,450,053
Digital assets loaned	6	257,844,684	87,326,227
Digital assets staked	6,7	36,778,763	38,986,741
Equity investments in digital assets funds, at FVTPL	6,7	75,157,940	75,411,946
Total current assets		735,291,377	664,893,552

Private investments, FVTPL	5,24,27	25,541,805	29,372,628
Investment in associate	11	2,283,056	2,423,934
Investment in Smart Crypto Fund SP, at FVTPL	8	10,000,373	-
Digital assets	6	35,535	62,367
Digital assets loaned	6	6,727,231	32,761,543
Equity investments in digital assets funds, at FVTPL	6,7	20,727,136	56,570,104
Right-of-use asset	16	-	2,999,253
Intangible assets	10	-	400,208
Goodwill	10	35,080,194	35,080,194
Total assets		835,686,707	824,563,783
Liabilities and shareholders’ equity
Current liabilities

Accounts payable and accrued liabilities	12,27,28	7,421,057	9,270,110
Loans payable	13,24	809,336	2,611,009
Trading liabilities	24	14,710,186	24,122,640
ETP holders payable	14	643,670,432	622,304,667
Warrant liability	15	3,325,342	13,599,316
Lease liability - current portion	16	-	553,973
Total current liabilities		669,936,353	672,461,715

Lease liability	16	-	2,548,215
Total non-current liabilities		-	2,548,215
Total liabilities		669,936,353	675,009,930

Share capital	22	226,914,705	222,974,359
Preferred shares	22	3,190,601	3,190,601
Share-based payments reserves	23	22,043,339	24,972,066
Accumulated other comprehensive income		(1,479,853)	(1,481,289)
Deficit		(84,918,438)	(100,101,884)
Total shareholders’ equity		165,750,354	149,553,853
Total liabilities and shareholders’ equity		835,686,707	824,563,783
Nature of operations and going concern	1
Commitments and contingencies	28

Approved on behalf of the Board of Directors:

“Johan Wattenstrom”	“Per von Rosen”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

3

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Expressed in U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2026	2025	2026	2025
		$	$	$	$

Revenues
Staking and lending income	20	2,558,288	4,883,024	6,363,485	10,849,531
Management fees		1,222,111	2,885,160	3,685,379	7,547,407
Trading commissions		2,190,278	2,233,106	7,583,326	6,230,864
Other revenue		108,100	301,907	261,509	660,407
Revenues excluding realized and net change in unrealized gains (losses)		6,078,777	10,303,197	17,893,699	25,288,209

Realized and net change in unrealized (loss) gain on digital assets	17	190,568,093	118,260,624	(7,173,053)	29,330,978
Realized and net change in unrealized (loss) gain on equity investments at FVTPL	18	43,287,190	73,507,369	3,425,863	30,527,468
Realized and net change in unrealized gain (loss) on ETP payables	19	(222,217,093)	(179,811,419)	22,704,954	(6,002,344)
Realized and net change in unrealized gain (loss) on derivative liabilities		619,132	-	99,644	-
Revenues from realized and net change in unrealized gains (losses)		12,257,322	11,956,574	19,057,408	53,856,102
Total revenues		18,336,099	22,259,771	36,951,107	79,144,311

Operating expenses
Operating, general and administration	21	8,964,417	8,954,453	24,503,161	23,068,641
Share based payments	23	880,182	2,207,588	3,865,715	10,758,244
Depreciation - equipment		-	808	-	1,666
Amortization - right-of-use assets	16	1,117	51,180	262,464	51,180
Amortization - intangibles	10	-	458,547	24,280	1,163,988
Fees and commissions		1,148,454	1,544,183	3,207,398	5,025,391
Foreign exchange (gain) loss		309,746	10,875	935,280	(367,259)
Total operating expenses		11,303,916	13,227,634	32,798,298	39,701,851
Operating income		7,032,183	9,032,137	4,152,809	39,442,460

Realized (loss) gain on investments	5	-	177,378	-	(300,804)
Unrealized (loss) gain on investments	5	13,351,129	21	(3,406,815)	2,723
Interest income		112,616	35,325	848,335	64,419
Interest expense	21	(3,167)	(141,510)	(126,225)	(375,552)
Other income		598,557	-	804,663	-
Gain on lease termination	16	625	-	146,838	-
Other expenses		28,881	(4,675,199)	(95)	(4,675,199)
Loss on investment in associate	11	(49,249)	-	(140,878)	-
Change in fair value of warrant liability	15	1,363,014	-	10,273,974	-
Bad debt recovery		33,572	-	162,426	-
Impairment loss	10	-	-	(375,928)	-
Total other (expenses) income		15,435,978	(4,603,985)	8,186,295	(5,284,413)
Net income for the period before taxes		22,468,161	4,428,152	12,339,104	34,158,047
Current income taxes		135,779	492,246	135,779	1,510,499
Net income for the period after taxes		22,332,382	3,935,906	12,203,325	32,647,548
Other comprehensive income
Cumulative translation adjustment		(55,718)	(942,908)	1,436	1,142,502
Net income and comprehensive income for the period		22,276,664	2,992,998	12,204,761	33,790,050

Income per share
Basic		0.06	0.01	0.03	0.10
Diluted		0.06	0.01	0.03	0.09

Weighted average number of shares outstanding:
Basic		388,262,187	343,998,923	387,582,359	331,245,844
Diluted		404,112,789	373,627,746	405,899,836	362,979,050

See accompanying notes to these condensed consolidated interim financial statements

4

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

	Note	Nine months ended September 30,
		2026	2025
		$	$

Cash (used in) provided by operations:
Net income for the period after taxes		12,203,325	32,647,548
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	23	3,865,715	10,758,244
Impairment loss	10	375,928	-
Interest expense		-	325,356
Non-cash interest income		(18,060)	-
Depreciation - equipment		-	1,666
Amortization - right-of-use asset	16	262,464	51,180
Amortization - Intangible asset	10	24,280	1,163,988
Realized loss on investments, net	24	-	300,804
Unrealized loss (gain) on investments, net	24	3,406,815	(2,723)
Realized and net change in unrealized (loss) gain on digital assets	17	7,173,053	(29,330,978)
Realized and net change in unrealized (loss) gain on equity investments at FVTPL	18	(3,425,863)	(30,527,468)
Realized and net change in unrealized gain (loss) on ETP payables	19	(22,704,954)	6,002,344
Staking and lending income	20	(6,363,485)	(10,849,531)
Management fee revenue		(3,685,379)	(7,547,407)
Non-cash ETP settlement		(106,211)	-
Non-cash trading fees		311,930	-
Change in fair value of warrant liability	15	(10,273,974)	-
Lease interest expense	16	106,111	23,128
Loss on investment in associate	11	140,878	-
Gain on lease termination	16	(146,213)	-
Share issuance costs expensed		-	4,695,578
Unrealized gain (loss) on foreign exchange		(917,067)	4,207,518
		(19,770,707)	(18,080,753)
Adjustment for:
Purchase of digital assets	24	(57,259,984)	(234,966,522)
Disposal of digital assets	24	18,000,229	62,303,444
Disposal of equity investments	24	15,965,180	71,685,819
Purchase of investments	24	-	(2,190,643)
Change in client cash deposit		4,113,330	5,277,461
Change in prepaid expenses and deposits		2,156,067	(3,562,251)
Change in derivative assets		(274,096)
Change in accounts payable and accrued liabilities		(1,708,521)	5,834,651
Change in trading liabilities		(9,412,454)	898,303
Change in loan payable		-	(325,356)
Net cash used in operating activities		(48,190,956)	(113,125,847)
Investing activities
Purchase other financial assets		(21,999,990)	-
Payments to Smart Crypto Fund Investment		(10,002,073)	-
Net cash paid for acquisition of subsidiaries	9	-	(544,964)
Equipment purchases		-	(17,268)

Net cash used in investing activities		(32,002,063)	(562,232)
Financing activities
Proceeds from ETP holders		212,327,705	577,376,911
Payments to ETP holders		(173,711,991)	(461,136,222)
Loan proceeds		-	5,296,576
Loan repaid		(1,801,673)	(2,502,103)
Proceeds from investments		-	477,281
Proceeds from option exercises	23	-	7,458,147
Proceeds from warrant exercises	23	-	540,413
Lease payments	16	(326,047)	-
NCIB		-	(2,444,880)
Proceeds from private placement		-	100,000,001
RSU’s settled in cash		(14,507)	-
Share issuance costs		-	(8,819,331)

Net cash provided by financing activities		36,473,487	216,246,793
Effect of exchange rate changes on cash and cash equivalents		334,509	1,050,844
Change in cash and cash equivalents		(43,385,023)	103,609,558
Cash, beginning of period		91,234,090	15,931,525
Cash and cash equivalents, end of period		47,849,067	119,541,083

See accompanying notes to these condensed consolidated interim financial statements

5

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Restricted Shares Unit (RSU)	Performance Share Unit (PSU)	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total

Balance, December 31, 2025	385,827,975	$222,974,359	4,500,000	$3,190,601	$14,052,954	$9,109,269	$1,191,943	$31,552	$586,348	$24,972,066	$(1,481,289)	$-	$(100,101,884)	$149,553,853
DSU exercised	1,708,073	2,699,990	-	-	-	(2,699,990)	-	-	-	(2,699,990)	-	-		-
RSU conversion	726,139	1,240,356	-	-	-	-	(1,240,356)	-	-	(1,240,356)	-	-	-	-
RSUs cancelled	-	-	-	-	-	-	(106,211)		-	(106,211)	-	-	-	(106,211)
RSUs paid in cash	-	-	-	-	-	-	(14,507)	-	-	(14,507)	-	-	-	(14,507)
Options expired	-	-	-	-	(2,980,121)	-	-	-	-	(2,980,121)	-	-	2,980,121	-
Directors’ RSUs granted	-	-	-	-	-	-	140,532	-	-	140,532	-	-	-	140,532
Share-based payments	-	-	-	-	547,494	1,318,638	1,986,347	119,447	-	3,971,926	-	-	-	3,971,926
Net income (loss) and comprehensive income (loss)	-	-	-	-	-	-	-	-	-	-	1,436	-	12,203,325	12,204,761
Balance, September 30, 2026	388,262,187	$226,914,705	4,500,000	$3,190,601	$11,620,327	$7,727,917	$1,957,748	$150,999	$586,348	$22,043,339	$(1,479,853)	$-	$(84,918,438)	$165,750,354

Balance, December 31, 2024 (See Note 2(e))	321,257,689	$153,294,666	4,500,000	$3,190,601	$16,904,428	$8,768,445	$-	$-	$728,133	$26,401,006	(294,045)	-	(163,448,031)	19,144,197
Acquisition of Neuronomics	186,034	442,722	-	-	-	-	-	-	-	-	-	1,484,854	-	1,927,576
DSUs cancelled			-	-	-	(655,459)	-	-	-	(655,459)	-	-	-	(655,459)
Warrants exercised	3,125,000	671,132	-	-	-	-	-	-	(130,719)	(130,719)	-	-	-	540,413
Options exercised	9,237,595	14,735,950	-	-	(7,277,803)	-	-	-	-	(7,277,803)	-	-	-	7,458,147
DSUs exercised	4,235,755	6,845,046	-	-	-	(6,845,046)	-	-	-	(6,845,046)	-	-	-	-
Share purchase agreement	1,607,717	3,909,861	-	-	-	-	-	-	-	-	-	-	-	3,909,861
NCIB	(935,900)	(2,444,880)	-	-	-	-	-	-	-	-	-	-	-	(2,444,880)
Private placement	45,662,101	46,758,112	-	-	-	-	-	-	-	-	-	-	-	46,758,112
Share issuance costs	-	-	-	-	4,884,872	6,528,831	-	-	-	11,413,703	-	-	-	11,413,703
Share issuance costs	-	(4,123,753)	-	-	-	-	-	-	-	-	-	-	-	(4,123,753)
Net income and comprehensive income	-	-	-	-	-	-	-	-	-	-	1,142,502	(94,069)	32,741,617	33,790,050
Balance, September 30, 2025	384,375,991	$220,088,856	4,500,000	$3,190,601	$14,511,497	$7,796,771	$-	$-	$597,414	$22,905,682	$848,457	$1,390,785	$(130,706,414)	$117,717,967

See accompanying notes to these condensed consolidated interim financial statements

6

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed Company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s primary stock exchange listing is the CBOE Canada Exchange under the symbol “DEFI”. In May 2025, the Company dual listed its shares on the Nasdaq Capital Markets Exchange under the symbol of “DEFT” to gain improved access to U.S. capital markets. DeFi is a Canadian technology Company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, Canada, M5H 2R2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at September 30, 2026, the Company has working capital of $65,355,024 (December 31, 2025 – working capital deficiency of $7,568,163), including cash of $47,849,067 (December 31, 2025 - $91,234,090) and accumulated deficit of $84,918,438 (December 31, 2025 - $100,101,884), and for the nine months ended September 30, 2026 had a net income of $12,203,325 and other comprehensive income $1,436, resulting in total comprehensive income of $ 12,204,761 (for the nine months ended September 30, 2025 – net income of $32,647,548 and comprehensive income was $1,142,502 and total comprehensive income of $33,790,050). The Company’s current source of operating cash flow is dependent on the success of its business model and operations which are also influenced by cryptocurrency prices and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public Company.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Volatility in digital asset prices and supply chain disruptions may adversely affect the Company’s business, financial condition, financing options, and results of operations.

2.	Material accounting policy information

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2025 and 2024, which were prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on November 11, 2026.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

7

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries Valour Inc., Valour Europe AG, DeFi Middle East DMCC, Stillman Digital Inc. (“SDI”), Stillman Digital Bermuda Ltd., and Valour Funds SPC. Neuronomics AG was 52.5% owned until September 30, 2025 by the Company and was consolidated on the basis of control. On October 1, 2025, the Company’s ownership in Neuronomics dropped to 44.68% and the investment was reclassified to investment in associate (see note 11). Valour Digital Securities Limited is 0% owned by the Company and consolidated on the basis of control. On February 9, 2026, the Company incorporated Valour Funds SPC to serve as its planned crypto fund (see Note 8). All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. DeFi Holdings (Bermuda) Ltd. was dissolved on January 26, 2026. Reflexivity LLC was dissolved on June 25, 2026.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the period end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Bermuda, Reflexivity LLC, Valour Inc., Valour Europe AG, Stillman Digital Inc., Stillman Digital Bermuda Ltd. and Valour Digital Securities Limited is the U.S Dollar. The functional currency of DeFi Middle East DMCC is the United Arab Emirates Dirham. The functional currency of Neuronomics AG is the Swiss Franc.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

● assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

● income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

● all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

IFRS does not have clear and definitive guidance on the treatment of custodied digital assets. As such, the Company looked to industry practice and other standard setting bodies, such as SEC Staff Accounting Bulletins (“SAB”) and US GAAP for guidance on the treatment of these assets.

8

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(d)	Investment in associates

Investment in associates accounted for using the equity method

An associate is an entity over which the Company has significant influence but not control. Investments in associates are based on the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Unless qualified for the election as described below, investments in associates are accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for additional investments made, dividends received and to recognize the Company’s proportionate share of the associate’s post acquisition income or loss.

The Company’s share of the associate’s profit or loss is recognized in the consolidated statement of loss, and its share of movements in other comprehensive income is recognized in the consolidated statement of other comprehensive loss with a corresponding adjustment to the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the consolidated statement of loss and comprehensive loss.

The Company classifies its investment in Neuronomics as an investment in associate, as the Company owns 44.68% of Neuronomics as at September 30, 2026 and December 31, 2025.

Investment in associates accounted for at fair value

Where applicable, the Company may on initial recognition on an investment-by-investment basis elect to account for investments in associates at fair value through profit or loss in accordance with IAS 28 – Investments in Associates and Joint Ventures. This election is applicable for investments in associates or joint ventures, held directly, or indirectly through, an entity that is a venture capital organization, a mutual fund, a unit trust or a similar entity.

The Company has concluded that Valour Funds SPC (see Note 8), through which the Company holds its investment in the Smart Crypto Fund SP (the “Smart Crypto Fund”), is an entity similar to a mutual fund and has made this election. The investment in the Smart Crypto Fund is therefore not accounted for using the equity method, and the Company does not recognize its share of the Smart Crypto Fund’s profit or loss. Changes in fair value are recognized in statement of operations in the period in which they arise.

(e)	Significant accounting judgements, estimates and assumptions

(i)	Control

Significant judgment is involved in the determination whether the Company controls another entity under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criteria are met.

The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

The Company determined that it controls Valour Funds SPC (“SPC”) because Valour Inc. (“Valour”) holds all of the management shares of the SPC, which carry the voting rights, and the directors of the SPC are executives of the Company and Valour.

The Company determined that it does not control the Smart Crypto Fund. The Smart Crypto Fund is a deemed separate entity (a “silo”) under IFRS 10, and control of the Smart Crypto Fund was therefore assessed separately from control of the SPC. The Company concluded that Neuronomics AG, as the investment manager, has the power to direct the relevant activities of the Smart Crypto Fund.

9

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(ii)	Determination of significant influence and impairment of investment in associate

The Company has classified Neuronomics as an associate based on management’s judgment that the Company has significant influence through board representation and 44.68% of the voting rights. Other parties hold 55% of the voting rights and the Company does not exercise control over the board of directors and its operational decision-making process.

Impairment exists when the carrying value of the investment in associate exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The determination of impairment requires significant judgement and can be triggered by significant adverse changes in the market, economic or legal environment in which the associate operates.

(iii)	Significant influence over the Smart Crypto Fund

The Company has classified the Smart Crypto Fund as an associate based on management’s judgement that the Company has significant influence. The Company has significant influence over Neuronomics (see Note 2e(ii)), who acts as the investment manager of the Smart Crypto Fund. The Company also has representation on the investment committee of the Smart Crypto Fund, which reviews the investment objectives and results of the Smart Crypto Fund periodically. As a part of the launch and operation of the Smart Crypto Fund, the Company provided the seed capital, and will continue to provide support to raise additional capital and bear an operating support amount payable to Neuronomics during an initial support period.

(f)	Investments

Purchases and sales of investments where the Company cannot exert control or significant influence are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 24, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. The Company utilizes the quoted closing prices. These are included in Level 1 as disclosed in Note 24.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted due the short term of the hold period. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee company, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 24.

3. Warrants or options of publicly traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. These are included in Level 2 as disclosed in Note 24.

10

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

4. Securities which are traded on a recognized securities exchange but which do not have an active market are recorded at the most recent transaction price. These are included in Level 3 in Note 24.

The amounts at which the Company’s publicly traded investments could be disposed of may differ from carrying values based on market quotes, due to market price changes and the fair value was determined at a specific time, the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

Privately held investments:

1. Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 24. Options and warrants of private companies are carried at fair value using valuation technique.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

● political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, or to an extent that, it was not previously allowed, or reduce or eliminate the need for approvals;

● receipt by the investee company of approvals, which allow the investee company to proceed with its project(s);

● release by the investee company of positive operational results, which either proves or expands their investee’s prospects; and

● important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

● political changes in a country in which the investee company operates which increases the tax burden on companies;

● denial of the investee company’s application for approvals which prohibit the investee company from proceeding with its projects;

● the investee company releases negative operating results;

● changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;

● the investee company is placed into receivership or bankruptcy; and

● based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

11

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

Equity investments in digital assets at fair value through profit and loss

Investments in equity instruments at fair value through profit or loss - Included in investments in equity instruments at fair value through profit or loss are investments in a US private company (LLC), and a U.S. Limited Liability Partnership via a Cayman Islands domiciled feeder Limited Liability Partnership.

Management accounted for such investments at fair value to profit or loss under IFRS 9, because the Company does not exercise significant influence over the investee. The Company does not have any contractual right to appoint any representative to the investee’s board of directors. In addition, the Company does not have any participation in policymaking processes and does not have any material transactions with the investee. The fair value of investments in investment funds which are not quoted in an active market is determined by using net asset value as determined by the investment fund’s administrator and include a discount for lack of marketability (“DLOM”). Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the investment fund or its underlying investments, any restrictions on redemptions and basis of accounting.

The Company classifies equity investments it intends to sell within twelve months as current and those where the expectation is to hold for periods longer than a year as non-current. These are included in Level 3 disclosed in Note 24.

Investment in seeded fund

The Company’s investment in the seeded fund consists of its investment, through Valour, in Class B Portfolio Shares of the Smart Crypto Fund. The Smart Crypto Fund is managed by Neuronomics, an associate of the Company.

Management elected to account for this investment at fair value through profit or loss because Valour is an entity similar to a mutual fund. The Company has significant influence over the Smart Crypto Fund but does not control it. The fair value of the investment is determined by using the net asset value as determined by the fund’s administrator. The Class B Portfolio Shares are redeemable monthly at net asset value per share and are not subject to a lock-up period, and the fund’s underlying digital assets are valued using observable market prices. Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the fund and its underlying investments, any restrictions on redemptions and the basis of accounting.

The Company classifies the investment as non-current as it intends to hold the investment for longer than twelve months. The investment in the seeded fund is included in Level 2 disclosed in Note 24.

(g)	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring services to a customer. For each contract with a customer, the Company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the services promised. Revenue is recognized only when it is probable that the economic benefits associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognized as an expense, rather than as an adjustment of the amount of revenue originally recognized.

Management fees and performance fees

The Company recognizes revenue from management fees earned on various ETP products. The management fee percentage is outlined in each ETP prospectus. The management fee is calculated daily based on the daily ETP net asset value and is recognized daily when the management fee is calculated. The management fee is deducted from the net asset value of the ETPs. The management fees are valued in the underlying ETPs base currency and converted into USD daily.

12

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

The Company also earns revenue from its share of the management fee and performance fee charged to the Smart Crypto Fund. The fees are paid by the Smart Crypto Fund to Neuronomics and shared with Valour under the investment management agreement, in return for Valour providing seed capital, raising additional capital for the Smart Crypto Fund and bearing an operating support amount payable to Neuronomics during an initial support period. The fee share is income from the Company’s ordinary activities and is presented as revenue.

The management fee share accrues monthly based on the net asset value of the Smart Crypto Fund and is recognized as the services are provided. The performance fee share is variable consideration and is recognized at the end of the calculation period, when the Company has determined that a significant reversal of revenue will not occur.

Trading commissions

The Company primarily generates revenue through commission fees charged on the Stillman Digital trading platform. The revenues are all recognized at a point in time upon the trade execution and settlement. The commission rates vary and depend on size of trade, asset and client. There is no general right of return in such arrangements.

Other revenues

The Company earns revenue from aggregating small individual trades during the day to facilitate hedging and optimize liquidity and hedging them periodically. These are computed as net fiat receivables and are measured based on the average daily USD rates at the end of each day.

(h)	New and future accounting changes

IFRS 7 and IFRS 9 - In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) - linked features and other similar contingent features and the treatment of nonrecourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Adoption of this standard did not have a material impact on the Company’s condensed consolidated interim financial statements.

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2027 or later periods. Many are not applicable or do not have a significant impact on the Company and have been excluded.

IFRS 18 - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted. The Company has not yet determined the impact of the implementation of IFRS 18 on its financial statements.

13

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

3.	Cash and cash equivalents

	September 30, 2026	December 31, 2025
Cash at banks	$22,318,777	$73,374,606
Cash at brokers	24,889,186	17,742,923
Cash at digital currency exchanges	641,104	116,561
	$47,849,067	$91,234,090

The Company also holds client cash deposits of $1,501,724 at September 30, 2026 for trading purposes in Bermuda and has classified these deposits as client cash deposits on the statement of financial position. As at December 31, 2025, the balance in client cash deposits was $5,615,054.

4.	Prepaid expenses and other assets

	September 30, 2026	December 31, 2025
Prepaid insurance	$385,000	$167,500
Prepaid expenses	519,220	624,679
Trading receivables	6,471,131	8,214,295
Other assets	65,503	590,447
	$7,440,854	$9,596,921

14

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

5.	Investments

At September 30, 2026, the Company’s investment portfolio consisted of one publicly traded investment, twelve private investments, and two other investments for a total estimated fair value of $47,627,528 (December 31, 2025 – one publicly traded investment and twelve private investments for a total estimated fair value of $29,645,148).

During the nine months ended September 30, 2026, the Company had an unrealized loss of $3,406,815 (September 30, 2025 – realized gain of $300,804 and an unrealized gain of $2,723) on private investments, public investments and other investments.

Public Investments, at fair value through profit and loss

At September 30, 2026, the Company’s one public investment had a total fair value of $106,857.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
TenX Protocols Inc.		2,885,576 common shares and 667,000 warrants	$857,337	$106,857	100.0%
Total public investments			$857,337	$106,857	100.0%

At December 31, 2025, the Company’s one public investment had a total fair value of $272,520.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
TenX Protocols Inc.		1,334,000 common shares and 667,000 warrants	$729,965	$272,520	100.0%
Total public investments			$729,965	$272,520	100.0%

Private Investments, at fair value through profit and loss

At September 30, 2026, the Company’s twelve private investments had a total fair value of $25,541,805.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$21,836,495	85.5%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	505,435	2.0%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.8%
ZKP Corporation	(i)	370,370 common shares	1,000,000	-	0.0%
CH Technical Solutions SA		25 common shares	3,952,977	-	0.0%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	2.0%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	2.0%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	7.8%
Total private investments			$36,112,536	$25,541,805	100.0%

15

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss (continued)

At December 31, 2025, the Company’s twelve private investments had a total fair value of $29,372,628.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,285,752	82.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	524,963	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	362,038	1.2%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.8%
Total private investments			$36,112,536	$29,372,628	100.0%

(i)	Investments in related party entities - see Note 27

Other investments

At September 30, 2026, the Company’s two other investments had a total fair value of $ 21,978,866

Other investments	Note		Cost	Estimated Fair Value	% of FV
STRC preferred shares		200,914 preferred shares	$19,999,990	$19,960,806	90.8%
Short-term investment		2,018,060 RWUSD	2,000,000	2,018,060	9.2%
Total other investments			$21,999,990	$21,978,866	100.0%

The Strategy Variable Rate Perpetual Stretch Preferred Shares Series A (trading symbol “STRC” – Nasdaq) are classified as a level 1 financial instrument in the fair value hierarchy classification and are measured at fair value through profit and loss. The preferred shares yield approximately 12% per annum.

For the nine months ended September 30, 2026, the Company recognized $18,060 through interest income relating to the short-term investments. These short-term investments are redeemable on demand for USDC.

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked

As at September 30, 2026, the Company’s digital assets consisted of the below digital currencies, with a fair value of $587,744,739 (December 31, 2025 - $515,586,931). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

16

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s holdings of digital assets consist of the following:

	September 30, 2026		December 31, 2025
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,748.1389	1,341,883	1,763.4867	1,520,530
Bitcoin (BTC)	2,982.5707	244,193,624	2,596.9563	223,491,846
Ethereum (ETH)	24,986.5029	66,863,680	21,329.9035	63,656,646
Cardano (ADA)	72,891,225.5137	17,793,330	69,150,950.0310	23,565,970
Polkadot (DOT)	3,465,789.8042	4,221,202	3,340,140.2001	6,035,593
Solana (SOL)	657,058.6523	77,912,988	169,185.2128	21,097,592
Uniswap (UNI)	455,611.4583	4,035,055	399,616.8814	2,332,473
USDC	-	430,761	-	4,461,378
USDT	-	5,123,908	-	18,098,752
Litecoin (LTC)	4,252.7158	284,730	11,073.8030	851,800
Dogecoin (DOGE)	55,541,115.0443	5,254,998	56,534,119.7635	6,828,612
Cosmos (ATOM)	5,828.1497	10,055	12,005.8560	23,143
Avalanche (AVAX)	789,739.5150	8,570,017	461,501.5177	5,740,226
Polygon (POL)	627,663.9088	70,967	304,295.6891	31,088
Ripple (XRP)	21,602,442.6196	32,335,570	21,146,529.3119	39,186,475
Enjin (ENJ)	537,024.9145	15,896	576,307.9792	15,849
Tron (TRX)	1,523,527.1836	515,482	663,171.3819	187,723
Terra Luna (LUNA)	-	-	141,177.2041	13,436
Shiba Inu (SHIB)	17,824,851,241.4200	103,400	20,643,542,012.0300	143,214
Pyth Network (PYTH)	6,339,640.8533	484,349	4,935,058.3767	280,805
AAVE (AAVE)	6,100.2110	971,703	4,429.5388	652,127
Algorand (ALGO)	2,704,959.6000	333,558	1,380,335.0800	153,904
Aptos Mainnet (APT)	982,653.0153	771,186	517,026.2356	875,222
Arweave (AR)	60,142.8000	256,034	64,940.4200	223,096
Aerodome (AERO0X91)	2,114,834.6950	1,706,249	2,113,572.4104	917,924
Arbitrum (ARB)	3,149,396.1625	635,052	1,489,777.0200	280,923
Bitcoin Cash (BCH)	579.1844	177,058	860.1464	511,921
Core (CORE)	12,859,086.5415	294,473	12,500,445.6036	1,377,549
Curve DAO Token (CRV)	5,829,992.8300	2,256,759	3,939,395.2500	1,442,868
Europa Coin (EURC)	185,587.3200	215,781	605,795.2800	708,780
Fetch.ai (FET)	9,295,050.7333	2,056,065	4,619,586.9000	946,091
Filecoin (FIL)	142,659.6700	150,296	83,678.3922	109,612
The Graph (GRT)	901,580.8700	26,162	542,238.9100	18,229
Hedera (HBAR)	189,786,482.6937	20,458,666	76,729,676.9089	8,317,073
Internet Computer (ICP)	1,986,321.7884	6,869,597	1,778,949.0942	4,866,716
Immutable (IMX)	779,020.1744	128,777	274,878.9400	61,176
Injective (INJ)	465,897.3853	3,410,322	335,577.3200	1,463,990
Jupiter (JUP)	3,463,756.4456	1,123,643	3,089,314.6000	583,880
Lido DAO (LDO)	540,944.4600	250,031	513,196.1600	300,384
Chainlink (LINK)	368,205.0530	5,218,389	347,418.3828	4,295,173
NEAR Protocol (NEAR)	1,625,316.2776	8,389,532	1,701,315.2684	2,553,372
Optimism (OP)	254,214.1100	32,932	173,791.6300	46,248
MANTRA (OM)	4,384,852.1867	19,732	453,091.4000	31,807
Pendle (PDL)	183,176.6333	427,205	182,478.7000	343,772
Quant (QNT)	2,758.8380	825,941	1,014.7880	71,156
Ripple USD (RLUSD)	100.0000	100	50,126.0000	50,126
RENDERSOL (RNDR)	1,700,286.5362	3,268,491	1,703,278.0201	2,193,856
THORChain (RUNE)	419,644.5000	331,016	269,953.8000	151,768
Sei Network (SEI1)	18,241,503.8733	1,313,390	16,419,686.8978	1,848,857
SKY Governance Token (SKY)	1,020,480.0000	80,516	645,038.0000	37,735
Stacks (STX)	1,574.1000	536	47,106.4000	11,744
Sui (SUI)	22,395,160.3760	24,153,999	14,683,690.6345	16,459,983
Bittensor (TAO)	22,477.6639	6,814,562	22,107.9024	4,906,095
Gram (GRAM)	491,043.6730	736,578	454,318.1948	739,494
Wormhole (W)	11,619,621.3000	153,379	4,760,219.0000	157,563
Tether Gold (XAUT6)	46.8116	194,731	34.4628	149,372
dogwifhat (WIF)	35,637.5800	8,948	56,581.9600	15,277
Worldcoin (WLD2)	1,221,067.0900	647,428	2,002,365.2100	969,345
Stellar (XLM)	8,416,492.6200	1,865,884	3,704,385.3200	753,012
StarkNet (STRK1)	3,902,468.4256	161,172	2,990,189.0056	231,441
Sonic Labs (SONICLABS)	3,805,149.3500	148,404	3,959,492.2712	300,086
Akash Network (AKT)	694,322.8761	440,478	375,586.0011	135,737
Kaspa (KAS)	34,432,208.1747	1,477,142	24,576,822.7965	1,064,176
Official Trump (TRUMP)	1,065.6400	2,311	2,309.3700	10,891
Mantle (MNT)	156,943.6736	109,139	259,308.9369	251,037
Data Network (DATA)	33,518.0601	7,304	5,951.7992	10,187
Crypto.com (CRO)	1,818,050.7447	121,991	1,453,014.1410	132,805
Hyperliquid (HYPE)	77,144.6971	6,579,561	32,103.2182	830,677
UNUS SED LEO (LEO)	1,153.2650	10,408	670.9046	6,266
OKB (OKB)	206.4296	24,929	276.2829	30,051
IOTA (IOTA)	2,385,396.0000	126,903	1,233,469.0000	102,131
Ondo (ONDO)	3,991,859.2633	1,972,788	1,711,993.3233	634,291
Theta Token (THETA)	198,271.6000	45,206	100,410.4000	26,749
Celestia (TIA)	171,146.2000	74,859	111,295.8400	52,209
Flare (FLR)	5,880,061.8165	43,512	3,689,429.0635	39,108
Pi Network (PI)	197,287.8922	18,052	126,934.2148	25,895
Ethna (ENA)	3,886,943.6200	1,019,282	1,686,126.1900	340,092
Four (FORM)	69,058.2000	20,572	31,111.1000	10,777
Virtuals Protocol (VIRTUAL)	2,411,172.0600	1,904,103	1,776,320.7111	1,179,832
VeChain (VET)	21,793,949.1000	193,966	4,978,553.8000	52,773
Penut the Squirrel (PNUT)	61,559.7300	3,389	445,601.2200	30,657
Pepe (PEPE)	188,503,525,020.7900	15,914	40,164,090,458.7000	24,082
Zcash (ZEC)	171.5120	243,122	-	32,569
Canton (CC)	228,978.3550	28,922	-	-
Other Coins	1,262,183,172.6451	51,948	1,903,713,337.6790	48,131
Current		580,981,973		482,763,021
Solana (SOL)	30,000.0000	3,521,790	196,500.0000	24,471,703
SUI (SUI)	3,643,496.3056	3,205,441	8,327,991.5556	8,289,840
Other Coins	271,406,137.0826	35,535	271,406,137.0826	62,367

Long-Term		6,762,766		32,823,910
Total Digital Assets		587,744,739		515,586,931

17

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

In addition to the above noted digital assets, the Company has the following equity investments at fair value through profit and loss (“FVTPL”). See Note 7 for further details.

September 30, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	200,736.8229	$20,843,201	78,762.4246	$8,178,176	279,499.2475	$29,021,377
Fund A - Avalanche (AVAX)	386,174.1790	3,764,799	-	-	386,174	3,764,799
		$24,608,000		$8,178,176		$32,786,176

Fund B - Solana (SOL)	470,451.9000	$50,549,940	116,789.1000	$12,548,960	587,241.0000	$63,098,900
		$50,549,940		$12,548,960		$63,098,900
Total		$75,157,940		$20,727,136		$95,885,076

December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	5,253,822	232,861	2,428,755	736,581	7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

The continuity of digital assets for the periods ended September 30, 2026 and December 31, 2025 are as follows:

	September 30, 2026	December 31, 2025
Opening balance	$515,586,931	$555,838,900
Digital assets acquired	57,259,984	273,427,760
Digital assets disposed	(18,000,229)	(87,878,518)
Digital assets earned from staking, lending and fees	6,363,485	13,072,141
Realized gain (loss) on digital assets	(85,268,411)	48,283,105
Net change in unrealized gains and losses on digital assets	78,095,358	(282,272,597)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from (out to) equity investments at FVTPL	23,557,655	2,749,352
Digital assets in from (out to) ETP sales	10,461,896	-
Foreign exchange gain (loss) / Fees / Other	(311,930)	(1,532,614)
	$587,744,739	$515,586,931

Digital assets held by counterparty for the periods ended September 30, 2026 and December 31, 2025 are as follows:

	September 30, 2026	December 31, 2025
Counterparty A	$161,238,156	$41,304,262
Counterparty C	1,956,241	3,460,154
Counterparty E	-	1,492,892
Counterparty F	18,666,475	25,061,967
Counterparty H	88,130,580	171,980,818
Counterparty J	65,161,569	-
Counterparty K	228,730,268	218,232,056
Counterparty M	9,145,995	4,954,135
Counterparty N	3,100,877	-
Other	604,184	1,451,800
Self custody	11,010,394	47,648,847
Total	$587,744,739	$515,586,931

18

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets held by lenders

The Company has a loan payable to Genesis Global Capital LLC (“Genesis”) for which Genesis holds digital assets as collateral against the loan. In prior periods, the digital assets and the loan payable were recorded separately on the statement of financial position. The Company has a loan payable to Genesis for which Genesis held digital assets as collateral. The digital assets and loan payable were previously recorded gross on the statement of financial position at $6,100,598 and $6,100,598, respectively, with the digital assets being written down to the value of the loan payable. After the approval of the motion on June 26, 2024, the Company obtained the legally enforceable right to set off the digital assets being held as collateral against the loan payable. As a result, the Company has netted the asset and liability on the statement of financial position, reducing both the Company’s digital assets and loan payable by $6,100,598, which represents the principal amount of the loan plus interest.

Following the court approved set-off, the remaining exposure for the Genesis loan is 68 BTC. Considering Genesis’ low credit quality due to its bankruptcy, the Company has applied a loss rate approach of 100% to calculate its expected credit loss on digital assets held by Genesis based on management’s best estimate. The expected credit loss of $5,699,429 on these 68 BTC has been recorded under realized and net change in unrealized (loss) gain on digital assets in the consolidated statement of income.

As at September 30, 2026, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	-
Total	67.9793	-

As at December 31, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	$1,492,892
Total	67.9793	$1,492,892

As at December 31, 2025, the 67.9793 Bitcoin held by Genesis as collateral against a loan has been written down to $1,492,892, the fair value of the loan and interest held with Genesis.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As at September 30, 2026, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 0.5% to 16% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As at December 31, 2025, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12.00% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

19

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

As at September 30, 2026, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	880.7736	73,844,618	27.9%
Ethereum (ETH)	18,529.3838	49,583,405	18.7%
Solana (SOL)	491,803.2877	62,107,383	23.5%
Sui (SUI)	18,120,340.0307	18,210,407	6.9%
Ripple (XRP)	15,715,000.0000	23,522,212	8.9%
Bittensor (TAO)	19,079.1667	5,784,239	2.2%
Hedera (HBAR)	48,620,250.0000	5,236,401	2.0%
Internet Computer (ICP)	613,050.0000	2,100,309	0.8%
NEAR Protocol (NEAR)	1,151,826.6667	5,945,384	2.2%
Uniswap (UNI)	362,603.3333	3,211,360	1.2%
Virtuals Protocol (VIRTUAL)	1,650,210.0000	1,303,171	0.5%
Fetch.ai (FET)	4,444,000.0000	983,013	0.4%
Curve DAO Token (CRV)	3,560,925.0000	1,378,078	0.5%
Kaspa (KAS)	22,735,533.3333	975,354	0.4%
Aerodome (AERO0X91)	2,016,970.0000	1,627,291	0.6%
Stellar (XLM)	3,401,482.5000	753,769	0.3%
Ondo (ONDO)	1,824,000.0000	901,421	0.3%
Jupiter (JUP)	2,732,805.1667	886,522	0.3%
Aptos Mainnet (APT)	470,697.0833	369,403	0.1%
AAVE (AAVE)	3,906.5000	621,951	0.2%
Pyth Network (PYTH)	4,586,600.0000	350,416	0.1%
MANTRA (OM)	1,729,120.0000	7,781	0.0%
Worldcoin (WLD2)	803,733.3333	426,059	0.2%
Hyperliquid (HYPE)	50,088.7671	4,271,189	1.6%
Tron (TRX)	504,666.6667	170,779	0.1%
Total	135,628,100.9930	264,571,915	100%

20

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As at September 30, 2026, the digital assets loaned are classified as follows:

Current
Bitcoin (BTC)	880.7736	73,844,618
Ethereum (ETH)	18,529.3838	49,583,405
Solana (SOL)	461,803.2877	58,585,593
Sui (SUI)	14,476,843.7252	15,004,966
Ripple (XRP)	15,715,000.0000	23,522,212
Bittensor (TAO)	19,079.1667	5,784,239
Hedera (HBAR)	48,620,250.0000	5,236,401
Internet Computer (ICP)	613,050.0000	2,100,309
NEAR Protocol (NEAR)	1,151,826.6667	5,945,384
Uniswap (UNI)	362,603.3333	3,211,360
Virtuals Protocol (VIRTUAL)	1,650,210.0000	1,303,171
Fetch.ai (FET)	4,444,000.0000	983,013
Curve DAO Token (CRV)	3,560,925.0000	1,378,078
Kaspa (KAS)	22,735,533.3333	975,354
Aerodome (AERO0X91)	2,016,970.0000	1,627,291
Stellar (XLM)	3,401,482.5000	753,769
Ondo (ONDO)	1,824,000.0000	901,421
Jupiter (JUP)	2,732,805.1667	886,522
Aptos Mainnet (APT)	470,697.0833	369,403
AAVE (AAVE)	3,906.5000	621,951
Pyth Network (PYTH)	4,586,600.0000	350,416
MANTRA (OM)	1,729,120.0000	7,781
Worldcoin (WLD2)	803,733.3333	426,059
Hyperliquid (HYPE)	50,088.7671	4,271,189
Hyperliquid (HYPE)	504,666.6667	170,779
Total current digital assets on loan	131,954,604.6874	257,844,684
Long-Term
Solana (SOL)	30,000.0000	3,521,790
SUI (SUI)	3,643,496.3056	3,205,441
Total long-term digital assets on loan	3,673,496.3056	6,727,231
Total	135,628,100.9930	264,571,915

As at December 31, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	420.0000	36,894,425	30.7%
Ethereum (ETH)	8,000.0000	23,879,570	19.9%
Solana (SOL)	326,500.0000	40,661,634	33.9%
SUI (SUI)	18,737,981.0000	18,652,141	15.5%
Total	19,072,901.0000	120,087,770	100%

21

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

As at September 30, 2026, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography
Counterparty A	1.7% - 12%	553,417.6164	137,859,266	Grand Cayman
Counterparty F	1.5% - 3.5%	10,672,833.5849	27,273,131	UAE
Counterparty H	0% - 3.5%	6,320.0000	42,884,605	Switzerland
Counterparty J	0.5% - 16%	124,395,529.7917	56,554,913	United States
Total		135,628,100.9930	264,571,915
Current
Counterparty A		523,417.6164	134,337,476	Grand Cayman
Counterparty F		7,029,337.2793	24,067,690	UAE
Counterparty H		6,320.0000	42,884,605	Switzerland
Counterparty J		124,395,529.7917	56,554,913	United States
Total current digital assets on loan		131,954,604.6874	257,844,684
Long-term
Counterparty A		30,000.0000	3,521,790	Grand Cayman
Counterparty F		3,643,496.3056	3,205,441	UAE
Total long-term digital assets on loan		3,673,496.3056	6,727,231
Total loaned digital assets		135,628,100.9930	264,571,915

As at December 31, 2025, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	33.9%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	20.5%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	45.6%
Total		19,072,901.0000	120,087,770		100.0%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13.5%
Counterparty F		10,411,989.4444	16,332,193	UAE	13.6%
Counterparty H		6,420.0000	54,804,103	Switzerland	45.6%
Total current digital assets on loan		10,548,409.4444	87,326,227		72.7%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20.4%
Counterparty F		8,327,991.5556	8,289,840	UAE	6.9%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27.3%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. Digital asset loan receivables are assessed for expected credit losses under IFRS 9 using a loss-rate approach. Counterparty A is subject to a 1% Stage 1 expected credit loss, driven by the recall penalty. For the nine months ended September 30, 2026, $35,574 expected credit loss on these coins has been expensed to bad debt expense. Counterparty H is not subject to any expected credit loss due to its recallability without penalty. The Company does not hold any collateral or other credit enhancements related to these loans.

The fair value of the SUI digital assets on loan include a discount for lack of marketability since the SUI coins are locked and not freely transferrable as at September 30, 2026. These coins unlock intermittently through April 2028. The DLOM was determined using the Finnerty model. The model works by treating this loss of marketability as the equivalent of a European put option, which provides protection against price declines during the period the assets cannot be sold. By estimating the value of such a hypothetical put option, based on factors like the underlying stock price, volatility, risk-free rate, and expected holding period. No separate ECL was recorded for the SUI digital assets as management feels that any relevant default risk is captured in the fair value assumptions of the digital assets. The SUI digital assets are considered a level 3 in the financial instrument hierarchy (Note 24).

22

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

Borrower	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	BTC	500.6986	41,978,890	-	41,978,890	-	41,978,890
Counterparty F	BTC	60.0750	5,036,726	-	5,036,726	-	5,036,726
Counterparty H	BTC	320.0000	26,829,002	-	26,829,002	-	26,829,002
Counterparty A	ETH	11,024.8630	29,501,804	-	29,501,804	-	29,501,804
Counterparty F	ETH	1,504.5208	4,025,998	-	4,025,998	-	4,025,998
Counterparty H	ETH	6,000.0000	16,055,603	-	16,055,603	-	16,055,603
Counterparty A	SOL	491,803.2877	58,621,167	3,521,790	62,142,957	(35,574)	62,107,383
Counterparty F	SUI	10,671,268.9891	6,398,310	3,205,441	9,603,751	-	9,603,751
Counterparty J	SUI	7,449,071.0417	8,606,656	-	8,606,656	-	8,606,656
Counterparty J	XRP	15,715,000.0000	23,522,212	-	23,522,212	-	23,522,212
Counterparty J	TAO	19,079.1667	5,784,239	-	5,784,239	-	5,784,239
Counterparty J	HBAR	48,620,250.0000	5,236,401	-	5,236,401	-	5,236,401
Counterparty J	ICP	613,050.0000	2,100,309	-	2,100,309	-	2,100,309
Counterparty J	NEAR	1,151,826.6667	5,945,384	-	5,945,384	-	5,945,384
Counterparty J	UNI	362,603.3333	3,211,360	-	3,211,360	-	3,211,360
Counterparty J	VIRTUAL	1,650,210.0000	1,303,171	-	1,303,171	-	1,303,171
Counterparty J	FET	4,444,000.0000	983,013	-	983,013	-	983,013
Counterparty J	CRV	3,560,925.0000	1,378,078	-	1,378,078	-	1,378,078
Counterparty J	KAS	22,735,533.3333	975,354	-	975,354	-	975,354
Counterparty J	AERO	2,016,970.0000	1,627,291	-	1,627,291	-	1,627,291
Counterparty J	XLM	3,401,482.5000	753,769	-	753,769	-	753,769
Counterparty J	ONDO	1,824,000.0000	901,421	-	901,421	-	901,421
Counterparty J	JUP	2,732,805.1667	886,522	-	886,522	-	886,522
Counterparty J	APT	470,697.0833	369,403	-	369,403	-	369,403
Counterparty J	AAVE	3,906.5000	621,951	-	621,951	-	621,951
Counterparty J	PYTH	4,586,600.0000	350,416	-	350,416	-	350,416
Counterparty J	MANTRA	1,729,120.0000	7,781	-	7,781	-	7,781
Counterparty J	WLD	803,733.3333	426,059	-	426,059	-	426,059
Counterparty A	HYPE	50,088.7671	4,271,189	-	4,271,189	-	4,271,189
Counterparty J	TRX	504,666.6667	170,779	-	170,779	-	170,779
			257,880,258	6,727,231	264,607,489	(35,574)	264,571,915

As at September 30, 2026, the Company has staked select digital assets with counterparties at annual rates ranging from approximately 1.48% to 9.3% and accrues rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As at December 31, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1.24% to 14.93% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As at September 30, 2026, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	131.8050	350,767	1.0%
Cardano (ADA)	64,098,846.1318	15,646,528	42.5%
Polkadot (DOT)	2,639,575.6739	3,214,211	8.7%
Hedera (HBAR)	130,489,981.7883	14,062,766	38.2%
Internet Computer (ICP)	1,006,083.5718	3,504,491	9.5%
Total	198,234,618.9708	36,778,763	100%

23

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As at December 31, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0536	376,190	1%
Bitcoin (BTC)	300.0000	26,747,151	69%
Cardano (ADA)	43,639.3760	15,470	0%
Core (CORE)	12,017,441.5404	1,325,524	3%
Polkadot (DOT)	2,595,690.3230	4,762,573	12%
Solana (SOL)	0.5094	64	0%
Hyperliquid (HYPE)	25,600.4618	662,417	2%
Hedera (HBAR)	22,663,998.5645	2,463,577	6%
Internet Computer (ICP)	970,082.8229	2,633,775	7%
Total	38,316,881.6517	38,986,741	100%

As at September 30, 2026, the digital assets staked by significant borrowing counterparty is as follows:

	Interest rates	Number of coins staked	Fair Value	Geography
Counterparty H	1.94% - 6.27%	197,432,025.3928	36,485,470	Switzerland
Counterparty M	2.03%	35.7723	95,724	United States
Self custody	1.48% - 9.3%	802,557.8057	197,569	Switzerland
Total		198,234,618.9708	36,778,763

As at December 31, 2025, the digital assets staked by significant borrowing counterparty is as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.76% - 7.67%	23,634,179.8442	5,097,352	Switzerland	13%
Counterparty M	2.87%	32.0023	95,663	United States	0%
Self custody	2.3% - 14.28%	14,682,669.8053	33,793,726	Switzerland	87%
Total		38,316,881.6517	38,986,741		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. These risks include:

a)	Polkadot staking exposes the Company to an unbonding period liquidity restriction (approximately 28 days), during which time the tokens remain locked and do not earn rewards once unbonding has commenced.

b)	Ethereum staking exposes the Company to an exit queue that can vary and has on average been 6 days during which time the coins do not earn any staking rewards.

c)	Polkadot, CORE, Ethereum and Hype staking may expose the Company to validator misconduct risk (slashing risk)

d)	Bitcoin staking involves timelock risk, such that the coins are locked until expiry of the timelock and require a redemption transaction after expiry.

e)	BTC staking is described by the protocol as self-custodied with no wrapping, bridging or smart contract exposure.

The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As at September 30, 2026 and December 31, 2025, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes meet the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

24

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”)

September 30, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	200,736.8229	$20,843,201	78,762.4246	$8,178,176	279,499.2475	$29,021,377
Fund A - Avalanche (AVAX)	386,174.1790	3,764,799	-	-	386,174	3,764,799
		$24,608,000		$8,178,176		$32,786,176

Fund B - Solana (SOL)	470,451.9000	$50,549,940	116,789.1000	$12,548,960	587,241.0000	$63,098,900
		$50,549,940		$12,548,960		$63,098,900
Total		$75,157,940		$20,727,136		$95,885,076

December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	5,253,822	232,861	2,428,755	736,581	7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche.

The Avalanche will be released by Fund A in weekly increments starting July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

25

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”) (continued)

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

The continuity of equity investments for the periods ended September 30, 2026 and December 31, 2025 is as follows:

	September 30, 2026	December 31, 2025
Opening Balance	$131,982,060	$257,425,063
Disposals	(15,965,180)	(71,685,819)
Staking income	3,542,481	19,784,212
Net change in realized and unrealized gain/loss	235,810	(68,261,188)
Management fees	(352,440)	(2,530,856)
Transfers out to Digital Assets	(23,557,655)	(2,749,352)
Closing Balance	$95,885,076	$131,982,060

8.	Investment in Smart Crypto Fund SP at fair value through profit and loss (“FVTPL”)

On February 9, 2026, Valour Inc., a wholly owned subsidiary of the Company, incorporated Valour Funds SPC (the “SPC”), a segregated portfolio company in the Cayman Islands that is registered with the Cayman Islands Monetary Authority as a mutual fund. In June 2026, the directors of the SPC created the Smart Crypto Fund SP as a segregated portfolio of the SPC, whose assets and liabilities are legally segregated from those of the SPC and its other portfolios. The Smart Crypto Fund follows a quantitative, AI-driven digital asset strategy that is proprietary to Neuronomics AG (“Neuronomics”), its investment manager and an associate of the Company (see Note 11).

On September 21, 2026, Valour subscribed $10,002,073 for Class B Portfolio Shares of the Smart Crypto Fund at $1,000 per share as the seed investor. As at September 30, 2026, Valour is the only investor in the SPC and the Smart Crypto Fund.

Under the investment management agreement dated June 1, 2026, Neuronomics manages the Smart Crypto Fund’s portfolio, and the management fee and performance fee charged to the Smart Crypto Fund are shared between Neuronomics and Valour. In return for these fees, Valour provides seed capital, uses commercially reasonable efforts to raise additional capital for the Smart Crypto Fund, and bears an operating support amount payable to Neuronomics during the support period, being $15,000 per month less the net management fee earned. During the three months ended September 30, 2026, Valour expensed $5,000 for the set-up of the Smart Crypto Fund.

The Company consolidates the SPC. The Smart Crypto Fund is a segregated portfolio that was assessed separately and is measured at fair value through profit or loss (see Note 2(e)(iii)). The investment was initially recognized at the subscription price of $1,000 per share, which the Company considered to be fair value.

The continuity of the investment in the Smart Crypto Fund SP, at FVTPL for the three months ended September 30, 2026 is as follows:

September 30, 2026
Opening Balance	$-
Subscription	10,002,073
Net change in unrealized gain (loss)	(1,700)
Closing Balance	$10,000,373

26

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

9.	Acquisitions

Neuronomics AG

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5%.

In connection with the acquisition, the Company issued 186,034 common shares of the Company, plus additional cash considerations, to the selling shareholders of Neuronomics AG. 152,433 of the Payment Shares are subject to a lock-up schedule, with 50% released in three months and the remainder released in six months. No finder fees were paid in connection with the acquisition.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consideration paid:
Cash consideration	$816,372
Fair value of shares issued	442,722
Fair value of previously held investment	379,906
Fair value of shares issued	$1,639,000

Fair value of assets and liabilities assumed:
Cash	$271,408
Prepaid expenses and deposits	12,473
Goodwill	2,907,440
Trade and other payables	(69,418)
Non-controlling interest	(1,482,903)
Total net assets acquired	$1,639,000

Had the acquisition taken place on January 1, 2025, the Company would have consolidated $19,013 of revenues and net losses of $114,695. As the acquisition took place March 7, 2025, the Company consolidated revenues of $19,013 and net income of $36,358 from March 7, 2025 through September 30, 2025, the date of deconsolidation. No material acquisition costs are recognized in the statement of operations.

On October 1, 2025, the Company’s ownership of Neuronomics decreased to 44.68% and the Company no longer had control over this subsidiary due to a Neuronomics capital increase which the Company chose not to participate in. As a result of this loss of control on October 1, 2025, the Company deconsolidated the subsidiary from its condensed consolidated interim financial statements and recorded its investment in Neuronomics as an investment in associate (see Note 11).

27

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

10.	Intangible assets and goodwill

Cost	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2024	$307,640	$3,722,456	$32,259,253	$36,289,349
Acquisition of Neuronomics	-	-	337,211	337,211
Additions	-	-	203,562	203,562
Deconsolidation of Neuronomics	-	-	(498,065)	(498,065)

Balance, December 31, 2025 and September 30, 2026	$307,640	$3,722,456	$32,301,961	$36,332,057

Accumulated Amortization	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2024	$(21,323)	$(3,641,701)	$(30,977,055)	$(34,640,079)
Amortization	(27,700)	(30,291)	(1,273,590)	(1,331,581)
Deconsolidation of Neuronomics	-	-	39,811	39,811
Balance, December 31, 2025	$(49,023)	$(3,671,992)	$(32,210,834)	$(35,931,849)
Amortization		(24,280)	-	(24,280)
Impairment loss	(258,617)	(26,184)	(91,127)	(375,928)

Balance, September 30, 2026	$(307,640)	$(3,722,456)	$(32,301,961)	$(36,332,057)

Balance, December 31, 2025	$258,617	$50,464	$91,127	$400,208
Balance, September 30, 2026	$-	$-	$-	$-

The Company acquired various intangible assets as part of its acquisition of Reflexivity. During the nine months ended September 30, 2026, management determined that these intangible assets were impaired and recognized an impairment loss of $375,928.

Goodwill

The continuity of the goodwill acquired as part of the acquisitions is as follows:

Balance, December 31, 2024	$37,157,779
Acquisition of Neuronomics	2,907,440
Deconsolidation of Neuronomics	(2,907,440)
Impairment	(2,077,585)
Balance, December 31, 2025 and September 30, 2026	$35,080,194

28

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

10.	Intangible assets and goodwill (continued)

Impairment test of goodwill

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. During the year ended December 31, 2025, the review led to the recognition of an impairment loss of $2,077,585 at the Reflexivity CGU. The recoverable amount of each of the Company’s CGUs has been assessed by reference to the value in use (“VIU”).

The key assumptions used included in the year ended December 31, 2025 impairment test: AUM long term growth rate of 2%, annualized rate of staking return of 3.4%, percentage of AUM staked of 65%, expense growth rate of 2.0% and the discount rate used of 25.4%. The expected future cash flows were projected for five years in the 2025 test.

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ETP CGU to exceed its recoverable amount.

11.	Investment in associate

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5% and Neuronomics was fully consolidated with the Company’s condensed consolidated interim financial statements (Note 9). On October 1, 2025, the Company’s ownership was reduced to 44.68% and as a result, Neuronomics was deconsolidated and accounted for as an investment in associate.

The Company’s ownership of Neuronomics during the periods ended September 30, 2026 and December 31, 2025 was 44.68%.

A continuity of the investment in Neuronomics as an associate is as follows:

Balance as at December 31, 2024	$-
Investment in associate	2,499,440
Share of loss for the year	(75,506)
Balance as at December 31, 2025	$2,423,934
Share of loss for the period	(140,878)

Balance as at September 30, 2026	$2,283,056

Summarized financial information for Neuronomics as at September 30, 2026 and for the nine months ended September 30, 2026 is as follows:

	September 30, 2026	December 31, 2025
Current and total assets	$616,512	$514,391
Current and total liabilities	(56,924)	(111,333)
Total shareholders’ equity	(559,588)	(403,058)

Nine months ended September 30,
2026
Revenue	$242,765
Operating expenses	(525,937)
Net loss	(283,172)

29

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

12.	Accounts payable and accrued liabilities

	September 30, 2026	December 31, 2025
Corporate payables	$7,421,057	$8,828,351
Related party payable (Note 27)	-	441,759
	$7,421,057	$9,270,110

13.	Loans payable

Margin loan

The Company has a $10,000,000 credit line for a margin loan from a crypto liquidity provider. As at September 30, 2026, the Company has drawn $809,336 (December 31, 2025: $2,611,009) on the credit line. The loan is secured by the equity in the Company’s margin trading account.

Genesis loan

On January 19, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable at September 30, 2026 is $6,100,598 and secured with 67.98 BTC (December 31, 2025 - $6,100,598 and secured with 67.98 BTC ).

The Company has obtained a legally enforceable right to set off the digital assets being held as collateral against the loan payable. As such, the Company has netted the digital assets and loan payable on the statement of financial position, reducing both the Company’s digital assets and loan payable by $6,100,598, which represents the principal amount of the loan plus interest.

30

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

14.	ETP holders payable

The fair market value of the Company’s ETPs as at September 30, 2026 and December 31, 2025 were as follows:

	September 30, 2026	December 31, 2025
Valour AAVE SEK	923,920	616,350
Valour Aerodome SEK	1,628,422	905,243
Valour Akash SEK	415,424	132,566
Valour Algorand SEK	329,826	152,328
Valour Aptos EUR	2,133	3,000
Valour Aptos SEK	727,970	857,715
Valour Arweave SEK	251,498	220,187
Valour Arbitrum SEK	621,730	277,287
Valour ASI SEK	1,961,258	931,407
Valour Avalanche EUR	108,445	142,626
Valour BCIX STOXX USD	437,496	373,434
Valour Avalanche SEK	7,655,731	9,220,824
Valour Binance EUR	74,463	84,953
Valour Binance SEK	935,841	1,156,463
Valour Bitcoin Carbon Neutral EUR	20,233	15,575
Valour Bitcoin Physical Carbon Neutral USD	917,776	889,656
Valour Bitcoin Cash SEK	120,140	83,327
Valour Bitcoin Staking SEK	3,718,286	3,881,877
Valour Bitcoin Zero EUR	17,314,562	20,476,740
Valour Bitcoin Zero SEK	217,107,701	199,124,760
Valour Bittensor SEK	6,659,485	4,879,220
Valour BTC Staking EUR	120,806	54,774
Valour Cardano EUR	131,975	201,420
Valour Cardano SEK	16,894,679	23,005,260
Valour Celestia (Tia) Sek	72,737	50,886
Valour Chainlink SEK	5,069,291	4,260,531
Valour Core SEK	119,291	206,379
Valour Cosmos EUR	7,367	5,112
Valour Cronos (Cro) Sek	121,940	131,790
Valour Curve DAO SEK	2,205,387	1,391,928
Valour Digital Asset Basket 10 EUR	329,965	476,270
Valour Digital Asset Basket 10 SEK	1,360,220	1,728,809
Valour Dogecoin EUR	207,721	203,516
Valour Dogecoin SEK	4,919,270	6,295,278
Valour Ethereum Physical Staking USD	265,968	292,932
Valour Enjin EUR	9,443	10,116
Valour Ethena (Ena) Sek	986,854	324,078
Valour Ethereum Zero EUR	2,111,992	2,527,907
Valour Ethereum Zero SEK	62,102,236	58,650,705
Valour Fantom SEK	139,146	292,946
Valour Filecoin SEK	143,522	104,428
Valour Flare SEK	42,958	38,686
Valour Floki SEK	34,093	30,504
Valour Four SEK	18,228	10,248
Valour Hedera EUR	11,820,481	1,181,185
Valour Hedera Physical Staking USD	2,051,027	2,431,247
Valour Hedera SEK	6,333,703	4,672,437
Valour Hyperliquid (Hype) Sek	6,298,371	763,491
Valour ICP SEK	2,754,344	1,938,780
Valour ICP USD	3,864,759	2,845,037
Valour Immutable SEK	127,302	60,145
Valour Injective SEK	3,296,999	1,446,640
Valour Iota SEK	128,385	101,737
Valour Jupiter SEK	1,096,908	569,432
Valour Kaspa SEK	1,439,988	1,060,250
Valour KRG BULL BTC X2 SEK	326,288	50,613
Valour KRG BULL ETH X2 SEK	750,646	14,830
Valour Lido SEK	240,734	290,233
Valour Litecoin SEK	254,693	207,192
Valour Mantle (Mnt) Sek	107,478	253,785
Valour Mantra SEK	17,749	30,117
Valour Near SEK	8,180,149	2,479,574
Valour OKB SEK	20,422	29,248
Valour Ondo (Ondo) Sek	1,869,312	614,176
Valour Optimism SEK	26,106	19,050
Valour Pendle SEK	413,458	338,093
Valour Pepe SEK	790,390	137,595
Valour Pi (Pi) Sek	18,026	25,329
Valour Polkadot EUR	47,661	48,121
Valour Polkadot SEK	3,934,570	5,705,512
Valour Polygon SEK	4,210	23,902
Valour PYTH SEK	458,946	276,689
Valour Quant SEK	823,095	70,819
Valour Render EUR	40,893	36,049
Valour Render SEK	3,186,036	2,170,348
Valour Ripple SEK	31,294,929	37,594,228
Valour SEI SEK	1,288,493	1,810,747
Valour Shiba Inu (Shib) Sek	87,352	51,886
Valour Short BTC SEK	385,407	987,903
Valour Sky SEK	79,672	37,632
Valour Solana EUR	4,502,994	5,795,075
Valour Solana SEK	151,844,516	169,092,078
Valour Stacks SEK	-	9,172
Valour Starknet SEK	155,058	216,327
Valour Stellar SEK	1,805,843	724,295
Valour Story SEK	-	7,514
Valour Sui EUR	220,817	174,515
Valour SUI SEK	23,523,925	25,440,018
Valour Tether SEK	186,199	128,098
Valour The Graph SEK	23,786	7,459
Valour Theta SEK	44,849	26,660
Valour Thorchain SEK	297,326	143,906
Valour Toncoin SEK	661,882	721,620
Valour Tron SEK	228,358	99,144
Valour Uniswap EUR	463,725	289,717
Valour Uniswap SEK	3,454,598	2,020,979
Valour Unus Sed Leo SEK	4,964	5,265
Valour Vechain (Vet) Sek	191,498	52,197
Valour Virtuals SEK	1,854,529	1,172,290
Valour Worldcoin SEK	612,701	950,460
Valour Wormhole SEK	143,337	133,785
Valour Zcash SEK	243,116	-
	643,670,432	622,304,667

31

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

14.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the following European stock exchanges: Spotlight Exchange, Deutsche Borse Xetra, Gettex, Frankfurt Exchange, Euronext Amsterdam, Euronext Paris, London Stock Exchange, SIX Swiss Exchange and Lang and Schwarz Exchanges and the B3 exchange in Brazil. The Company’s ETP certificates traded on the Nordic Growth Market (“NGM”) until September 2024. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is to hedge 100% of the market risk by holding directly or indirectly the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

15.	Warrant liability

On September 25, 2025, the Company issued 34,246,577 warrants in association with the Company’s non-brokered private placement offering (see Note 22). Each full warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.63 per full common share purchase warrant for a period of 36 months from the issuance date.

On the date of issuance, the Company determined that the fair value of the warrant liability was $53,241,889 with the residual of $46,758,112 allocated to common shares. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: an underlying share price of $2.125, an exercise price of $2.63, a risk-free rate of 3.66%, an expected volatility of 131.5%, an expected life of 3 years and an expected dividend yield of 0%.

As at September 30, 2026, the Company had the following common share purchase warrants and compensation options outstanding that are classified as liabilities:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair Value	Share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrant liability	34,246,577	26-Sep-25	26-Sep-28	$2.63	3,325,342	$0.49	103.6%	2	0%	4.98%
	34,246,577				3,325,342

The expected volatility is based on historical share prices of the Company. The weighted average life of the outstanding warrants was 2.00 years at September 30, 2026.

32

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

16.	Right-of-use asset and lease liability

In August 2025, the Company entered into a lease agreement for an office in Switzerland. The monthly rent payable under the terms of the lease was $66,258 (CHF53,280). The lease was for fixed term of five years commencing September 2025. The Company used a discount rate of 9% in determining the present value of the lease payments.

On May 31, 2026, the Company terminated this lease. As a result of the termination of the lease, the Company recorded a gain on termination of the lease of $146,213 in the consolidated statement of income.

Right-of-use asset

Cost:
Balance, December 31, 2025	$3,206,581
Disposal	(3,206,581)
Balance, September 30, 2026	$-

Depreciation:
Balance, December 31, 2025	$207,328
Depreciation charge for the year	262,464
Disposal	(471,659)
Foreign exchange	1,867
Balance, September 30, 2026	$-

Net book value:
As at September 30, 2026	$-

Cost:
Balance, December 31, 2024	$-
Additions	3,208,882
Foreign exchange	(2,301)
Balance, December 31, 2025	$3,206,581

Depreciation:
Balance, December 31, 2024	$-
Depreciation charge for the year	207,328
Disposals	-
Balance, December 31, 2025	$207,328

Net book value:
As at December 31, 2025	$2,999,253

33

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

16.	Right-of-use asset and lease liability (continued)

Lease liability

Lease liability as at December 31, 2024	$-
Additions	3,208,882
Interest expense	92,080
Lease payments	(198,774)
Lease liability as at December 31, 2025	$3,102,188
Interest expense	106,111
Lease payments	(326,047)
Disposal	(2,882,252)
Lease liability as at September 30, 2026	$-

	September 30, 2026	December 31, 2025
Current lease liability	$-	$553,973
Non-current lease liability	-	2,548,215
Total lease liability	$-	$3,102,188

Future undiscounted minimum lease payments for the lease agreements are as follows:

	September 30, 2026	December 31, 2025
Within one year	$-	$800,652
After one year but not more than five years	-	2,984,620
More than five years	-	-
	$-	$3,785,272

17.	Realized and net change in unrealized gains and (losses) on digital assets

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Realized gain on digital assets	$(24,417,887)	$43,803,635	$(84,553,327)	$76,076,707
Unrealized loss on digital assets	214,985,980	74,456,989	77,380,274	(46,745,729)
	$190,568,093	$118,260,624	$(7,173,053)	$29,330,978

34

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

18.	Realized and net change in unrealized gains and (losses) on investments in equity instruments through FVTPL

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Unrealized loss on equity investments	$41,173,463	$48,216,676	$1,060,355	$(4,811,120)
Realized gain on equity investments	1,404,128	23,018,611	(824,533)	23,018,611
Staking revenue	813,376	2,540,142	3,542,481	13,231,218
Management fees	(103,777)	(268,060)	(352,440)	(911,241)
	$43,287,190	$73,507,369	$3,425,863	$30,527,468

19.	Realized and net change in unrealized gains and (losses) on ETP payables

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Realized gain / (loss) on ETPs	$21,718,559	$(53,436,530)	$74,040,782	$(60,236,973)
Unrealized gain / (loss) on ETPs	(243,935,652)	(126,374,889)	(51,335,828)	54,234,629
Total	$(222,217,093)	$(179,811,419)	$22,704,954	$(6,002,344)

20.	Staking and lending income

	Three months ended September 30,		Nine months ended September 30
For the period ended	2026	2025	2026	2025
Validator nodes	177,748	966,484	622,543	2,773,659
All other counterparties	2,380,540	3,916,540	5,740,942	8,075,872
Total	$2,558,288	$4,883,024	$6,363,485	$10,849,531

21.	Expenses by nature

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Compensation and consulting	$3,914,842	$3,351,581	$12,355,407	$8,657,330
Marketing expenses	571,416	3,334,484	2,376,693	7,953,765
General and administration	657,966	552,932	1,619,894	1,756,904
Professional fees	3,759,667	1,498,154	7,506,564	3,944,257
Regulatory and transfer agent	9,490	119,877	440,022	405,409
Travel expenses	51,036	97,425	204,581	350,976
	$8,964,417	$8,954,453	$24,503,161	$23,068,641

35

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

22.	Share Capital

a)	As at September 30, 2026 and December 31, 2025, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares at par value, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances. The cumulative preference dividends have not been recognized by the Company to date.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2024	321,257,689	$153,294,666
Acquisition of Reflexivity LLC	186,034	442,722
DSU exercised	4,435,755	6,908,083
RSU conversion	112,500	216,250
Options exercised	9,237,595	14,735,950
Warrants exercised	3,125,000	671,132
Share purchase agreement	1,607,717	3,909,861
NCIB	(1,235,900)	(2,769,629)
Private placement	45,662,101	46,758,112
Share issuance costs	-	(4,192,788)
Treasury shares paid out	1,439,484	3,000,000
Balance, December 31, 2025	385,827,975	$222,974,359
DSU exercised	1,708,073	2,699,990
RSU conversion	726,139	1,240,356
Balance, September 30, 2026	388,262,187	$226,914,705

On August 21, 2025, the Company entered a one-year period under the terms of the NCIB, allowing the Company to purchase up to 10 percent of the public float for the common shares as of August 21, 2025, or 31,673,791 common shares, purchased in aggregate. The price that the Company paid for repurchased common shares was the prevailing market price at the time of purchase. All purchased common shares were cancelled by the Company. The NCIB commenced on August 21, 2025 and expired on August 21, 2026.

During the nine months ended September 30, 2026, the Company did not purchase or cancel any shares (December 31, 2025 – 1,235,900 shares at an average price of $2.24).

On September 26, 2025, the Company closed a non-brokered private placement offering of 45,662,101 units, at a price of $2.19 per unit, for aggregate gross proceeds of $100,000,001. Each unit consists of one common share of the Company and three-quarter common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.63 per full common share purchase warrant for a period of 36 months from the issuance date.

The terms of the warrant agreement stated that if at any time during the term of the warrant, there is no effective registration statement, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability on issuance.

The Company also incurred transaction costs of $8,819,331 on the issuance. The transaction costs were allocated based on the fair value of the shares and warrant liability. $4,123,753 of transaction costs related to the shares were recorded as a reduction to the transaction price of the instruments within equity and $4,695,578 of transaction costs related to the warrant liability were expensed.

36

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Share-based payments reserves

Stock options, DSUs, RSUs, PSUs, and Warrants

	Options			DSU		RSU		PSU		Warrants
	Number of Options	Weighted average exercise price (CAD)	Value of options	Number of DSU	Value of DSU	Number of RSU	Value of RSU	Number of PSU	Value of RSU	Number of warrants	Weighted average exercise price (CAD)	Value of warrants	Total Value
December 31, 2024	28,253,782	$1.32	16,904,428	13,126,012	$8,768,445	-	$-	-	$-	23,125,000	$0.20	$728,133	$26,401,006
Granted / vested	1,671,030	4.51	4,521,451	1,839,685	7,394,757	2,145,000	1,408,193	200,000	31,552	-	-	-	13,355,953
Exercised	(9,237,595)	1.14	(6,432,505)	(637,500)	(6,908,083)	(112,500)	(216,250)	-	-	(3,125,000)	0.23	(141,785)	(13,698,623)
Expired / cancelled	(950,000)	3.77	(940,420)	(4,435,755)	(145,850)	-	-	-	-	-	-	-	(1,086,270)
December 31, 2025	19,737,217	$1.32	$14,052,954	9,892,442	$9,109,269	2,032,500	$1,191,943	200,000	$31,552	20,000,000	$0.20	$586,348	$24,972,066
Granted / vested	450,000	1.03	547,494	-	1,318,638	1,222,750	2,126,879	-	119,447	-	-	-	4,112,458
Exercised	-	-	-	(1,708,073)	(2,699,990)	(726,139)	(1,240,356)	-	-	-	-	-	(3,940,346)
Forfeited	-	-	-	-	-	(210,000)	(106,211)	-	-	-	-	-	(106,211)
Paid in cash	-	-	-	-	-	(37,004)	(14,507)						(14,507)
Expired / cancelled	(2,845,000)	1.44	(2,980,120)	-	-	-	-	-	-	-	-	-	(2,980,120)
September 30, 2026	17,342,217	$1.55	$11,620,328	8,184,369	$7,727,917	2,282,107	$1,957,748	200,000	$150,999	20,000,000	$-	$586,348	$22,043,340

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

On January 6, 2025, the Company granted 100,000 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.59 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vest on the date that is 4 months from the date of grant. These options have an estimated grant date fair value of $304,449 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.96%; and an expected average life of 5 years.

On January 28, 2025, the Company granted 1,200,000 stock options to various consultants of the Company to purchase common shares of the Company for the price of CAD$4.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $3,591,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 2.89%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month commencing one month from the grant date and upon completion of certain performance conditions. The performance conditions have not been met as at December 31, 2025 and as such, none of the options have vested. These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

37

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Share-based payments reserves (continued)

These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 70,422 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $227,702 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On July 11, 2025, the Company granted 200,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.00 for a period of five years from the date of grant. The options shall vest in 12 months from the date of grant. These options have an estimated grant date fair value of $523,906 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 3.03%; and an expected average life of 5 years.

On April 15, 2026, the Company granted 450,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$1.03 for a period of five years from the date of grant. The options shall vest in eight equal instalments every three months such that all options shall fully vest on the date that is 24 months from the date of grant. These options have an estimated grant date fair value of $299,286 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 137%; risk-free interest rate of 3.04%; and an expected average life of 5 years.

The Company recorded $547,494 of share-based payments related to stock options during the nine months ended September 30, 2026 (nine months ended September 30, 2025 - $4,844,872).

38

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Share-based payments reserves (continued)

Stock option plan (continued)

The following stock options were outstanding at September 30, 2026:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Vested fair value at reporting date	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
210,000	210,000	13-Oct-21	13-Oct-26	$2.10	292,262	$2.10	144%	5	0%	1.27%
500,000	500,000	9-Nov-21	9-Nov-26	$3.92	478,839	$3.92	144%	5	0%	1.37%
500,000	500,000	9-May-22	9-May-27	$2.00	437,859	$1.34	146%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	247,278	$0.75	147%	5	0%	2.70%
500,000	500,000	#REF!	17-Oct-27	$0.17	55,736	$0.17	150%	5	0%	3.60%
500,000	500,000	24-Nov-23	24-Nov-28	$0.29	102,077	$0.29	152%	5	0%	3.83%
4,500,000	4,500,000	4-Dec-23	4-Dec-28	$0.45	1,599,728	$0.45	152%	5	0%	3.54%
100,000	100,000	12-Mar-24	12-Mar-29	$0.69	47,089	$0.69	154%	5	0%	3.47%
62,500	62,500	23-Apr-24	23-Apr-29	$0.77	30,202	$0.77	154%	5	0%	3.79%
250,000	250,000	1-May-24	1-May-29	$0.77	127,929	$0.77	154%	5	0%	3.63%
4,000,000	4,000,000	4-Jun-24	4-Jun-29	$1.26	3,445,474	$1.26	155%	5	0%	4.08%
3,667,187	-	29-Jul-24	29-Jul-29	$2.17	-	$2.39	156%	5	0%	3.20%
100,000	75,000	4-Nov-24	4-Nov-29	$2.28	155,335	$2.30	150%	5	0%	3.04%
46,500	46,500	4-Nov-24	4-Nov-29	$2.28	72,368	$2.30	150%	5	0%	3.04%
100,000	75,000	6-Dec-24	6-Dec-29	$4.50	355,534	$5.24	151%	5	0%	2.81%
35,000	35,000	6-Dec-24	6-Dec-29	$4.50	124,892	$5.24	151%	5	0%	2.81%
100,000	100,000	6-Jan-25	6-Jan-30	$4.59	304,449	$4.59	151%	5	0%	2.96%
850,000	850,000	28-Jan-25	28-Jan-30	$4.52	2,515,536	$4.52	150%	5	0%	2.89%
50,304	50,304	26-May-25	26-May-30	$4.97	162,653	$4.97	143%	5	0%	2.92%
50,304	50,304	26-May-25	26-May-30	$4.97	162,653	$4.97	143%	5	0%	2.92%
70,422	70,422	26-May-25	26-May-30	$4.97	227,702	$4.97	143%	5	0%	2.92%
200,000	-	11-Jul-25	11-Jul-30	$4.00	520,640	$4.00	143%	5	0%	3.03%
450,000	56,250	15-Apr-26	15-Apr-31	$1.03	154,093	$1.03	137%	5	0%	3.04%
17,342,217	13,031,280				11,620,328

The weighted average remaining contractual life of the options exercisable at September 30, 2026 was 2.4 years (December 31, 2025 – 2.7 years).

Warrants

As at September 30, 2026, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair Value	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	20,000,000	6-Nov-23	6-Nov-28	$0.20	591,881	$0.17	151.9%	5	0%	3.87%
Warrant issue costs					(5,533)
	20,000,000				586,348

See Note 15 for warrant liability.

39

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs)

In August 2025, the Company adopted the Omnibus Plan. Eligible participants of the Omnibus Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the Omnibus Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The grant date fair value of DSUs is based on the share price on the grant date, unless stated otherwise.

On January 6, 2025, the Company granted 100,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $330,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On January 28, 2025, the Company granted 1,400,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $4,553,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On May 26, 2025, the Company granted 35,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $125,165 and vest in one year from the date of grant.

On May 26, 2025, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $715,000 and vested on completion of certain performance conditions. These conditions were met during the year ended December 31, 2025 and as such, the DSUs vested during this period.

On May 26, 2025, the Company granted 60,362 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $216,000 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

On July 11, 2025, the Company granted 44,323 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $128,000 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

The Company recorded $1,318,638 in share-based compensation related to DSUs during the nine months ended September 30, 2026 (nine months ended September 30, 2025 - $6,528,831).

Restricted Share Units Plan (RSUs)

On May 20, 2025, the Company adopted the Omnibus Plan, which allows for the issuance of RSUs. Eligible participants of the plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting RSUs. The number of RSUs that may be granted under the Omnibus Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The grant date fair value of RSUs is based on the share price on the grant date, unless stated otherwise.

On October 16, 2025, the Company granted 500,000 RSUs to consultants of the Company. These RSUs have a grant date fair value of $500,000 and vest in eight equal installments every three months following the grant date, with the first installment vesting on the grant date.

On October 16, 2025, the Company granted 500,000 RSUs to consultants of the Company. These RSUs have a grant date fair value of $500,000 and vest on the closing price of the Company’s common shares hitting a specified price. The Company used a Monte Carlo simulation to determine the fair value of these RSUs. The awards were fair valued using the Monte Carlo simulation with the assumptions of a risk free rate of 2.4%, expected volatility of 130.0%, a random variable of nil, a dividend yield of 0.0% and a term of 3.16 years. These RSUs have not vested as at December 31, 2025.

On November 5, 2025, the Company granted 695,000 RSUs to consultants and officers of the Company. These RSUs have a grant date fair value of $1,216,250 and vest in eight equal installments every three months following the grant date, with the first installment vesting on the grant date.

On November 5, 2025, the Company granted 300,000 RSUs to an officer of the Company. These RSUs have a grant date fair value of $525,000 and vest in four equal installments every three months following the grant date, with the first installment vesting on the grant date.

40

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

23.	Share-based payments reserves (continued)

Restricted Share Units Plan (RSUs) (continued)

On November 28, 2025, the Company granted 150,000 RSUs to a consultant of the Company. These RSUs have a grant date fair value of $262,500, with 50,000 RSUs vesting immediately and the remaining 100,000 RSUs vesting six months from the grant date.

On January 1, 2026, the Company granted 26,188 RSUs to directors of the Company. These RSUs have a grant date fair value of $60,057 and vest on the grant date.

On January 6, 2026, the Company granted 53,572 RSUs to directors of the Company. These RSUs have a grant date fair value of $40,499 and vest on the grant date.

On April 7, 2026, the Company granted 73,834 RSUs to directors of the Company. These RSUs have a grant date fair value of $40,634 and vest on the grant date.

On April 15, 2026, the Company granted 350,000 RSUs to a consultant of the Company. These RSUs have a grant day fair value of $269,710 and vest in eight equal installments every three months, with the first installment vesting three months from the grant date.

On May 5, 2026, the Company granted 625,000 RSUs to a consultant of the Company. These RSUs have a grant day fair value of $489,063 and vest in eight equal installments every three months, with the first installment vesting three months from the grant date.

On July 2, 2026, the Company granted 94,156 RSUs to directors of the Company. The RSUs have a grant date fair value of $51,125 and vest on grant date.

The Company recorded $2,126,879 in share-based compensation related to RSUs during the nine months ended September 30, 2026 (nine months ended September 30, 2025 - $nil).

Performance Share Units Plan (PSUs)

On May 20, 2025, the Company adopted the share incentive plan, which allows for the issuance of PSUs. Eligible participants of the share incentive plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting PSUs. The number of PSUs that may be granted under the share incentive plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On October 30, 2025, the Company granted 2,000,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $3,580,000 and vest when the Company hits specific milestones. As at December 31, 2025, these milestones have not been achieved and no amount has been expensed in relation to this grant. These PSUs will be cash settled with the officer and as such, have been recorded as an accrued liability and have not been included in share-based payment reserve at September 30, 2026 and December 31, 2025.

On October 30, 2025, the Company granted 2,000,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $3,580,000 and vest in four equal installments every three months following the grant date, with the first installment vesting three months from the grant date. These PSUs will be cash settled with the officer and as such, have been recorded as an accrued liability and have not been included in share-based payment reserve at December 31, 2025.

On November 5, 2025, the Company granted 200,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $151,000 and vest in four equal installments every four months following the grant date, with the first installment vesting on the grant date.

The Company recorded $119,447 in share-based compensation related to PSUs during the nine months ended September 30, 2026 (nine months ended September 30, 2025 - $nil).

41

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments

Financial assets and financial liabilities as at September 30, 2026 and December 31, 2025 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2025
Cash	$91,234,090	$-	$91,234,090
Client Cash Deposits	5,615,054	-	5,615,054
Digital assets, digital assets loaned, and digital assets staked	-	515,586,931	515,586,931
Equity investments	-	131,982,050	131,982,050
Public investments	-	272,520	272,520
Private investments	-	29,372,628	29,372,628
Accounts payable and accrued liabilities	(9,270,110)	-	(9,270,110)
Loan payable	(2,611,009)	-	(2,611,009)
Lease liability	(3,102,188)	-	(3,102,188)
Warrant liability	-	(13,599,316)	(13,599,316)
Trading liabilities	-	(24,122,640)	(24,122,640)
ETP holders payable	-	(622,304,667)	(622,304,667)
September 30, 2026
Cash	$47,849,067	$-	$47,849,067
Client Cash Deposits	1,501,724	-	1,501,724
Other financial assets	2,018,060	19,960,806	21,978,866
Digital assets, digital assets loaned, and digital assets staked	-	587,744,739	587,744,739
Equity investments	-	95,885,076	95,885,076
Public investments	-	106,857	106,857
Private investments	-	25,541,805	25,541,805
Investment in Smart Crypto Fund	-	10,000,373	10,000,373
Accounts payable and accrued liabilities	(7,421,057)	-	(7,421,057)
Warrant liability	-	(3,325,342)	(3,325,342)
Trading liabilities	-	(14,710,186)	(14,710,186)
Loan payable	(809,336)		(809,336)
ETP holders payable	-	(643,670,432)	(643,670,432)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

42

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

Expected credit losses related to digital assets loaned are recorded in the bad debt expense on the condensed consolidated statement of operations (see Note 6 and Note 13). Expected credit losses related to collateral provided on the Company’s loan payable has been recorded through unrealized losses on digital assets in the statement of operations. Expected credit losses for the nine months ended September 30, 2026, are as follows:

	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	SOL	491,803.2877	58,621,167	3,521,790	62,142,957	(35,574)	62,107,383
Counterparty E	BTC	67.9793	5,699,429	-	5,699,429	(5,699,429)	-

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our assets and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public companies or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company.

43

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at September 30, 2026, the Company had current assets of $735,291,377 (December 31, 2025 - $664,893,552) to settle current liabilities of $669,936,353 (December 31, 2025 - $672,461,715).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at September 30, 2026 and December 31, 2025:

September 30, 2026
	Total	Less than 1 year	1-3 years
Cash	$47,849,067	$47,849,067	$-
Client cash deposits	1,501,724	1,501,724	-
Prepaid expenses	7,440,854	7,440,854	-
Derivative assets	274,096	274,096	-
Digital assets, digital assets loaned, and digital assets staked	587,744,739	580,981,973	6,762,766
Public Investments	106,857	106,857	-
Private investments	25,541,805	-	25,541,805
Other financial assets	21,978,866	21,978,866	-
Equity investments	95,885,076	75,157,940	20,727,136
Investment in Smart Crypto Fund	10,000,373	10,000,373	-
Accounts payable and accrued liabilities	(7,421,057)	(7,421,057)	-
Warrant liability	(3,325,342)	-	(3,325,342)
Loan payable	(809,336)	(809,336)	-
Trading liabilities	(14,710,186)	(14,710,186)
ETP holders payable	(643,670,432)	(643,670,432)	-
Total assets / (liabilities)	$128,387,104	$78,680,739	$49,706,365

December 31, 2025
	Total	Less than 1 year	1-3 years
Cash	$91,234,090	$91,234,090	$-
Client cash deposits	5,615,054	5,615,054	-
Prepaid expenses	9,596,921	9,596,921	-
Digital assets, digital assets loaned, and digital assets staked	515,586,931	482,763,021	32,823,910
Public Investments	272,520	272,520	-
Private investments	29,372,628	-	29,372,628
Equity investments	131,982,050	75,411,946	56,570,104
Accounts payable and accrued liabilities	(9,270,110)	(9,270,110)	-
Loan payable	(2,611,009)	(2,611,009)	-
Warrant liability	(13,599,316)	-	(13,599,316)
Trading liabilities	(24,122,640)	(24,122,640)
Lease liability	(3,102,188)	(553,973)	(2,548,215)
ETP holders payable	(622,304,667)	(622,304,667)	-
Total assets / (liabilities)	$108,650,264	$6,031,153	$102,619,111

44

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

(a)	Market risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. At September 30, 2026, one investment made up approximately 0.01% (December 31, 2025 – one investment of 0.03%) of the total assets of the Company.

(b)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At September 30, 2026, the company had one investment exposed to market risk (December 31, 2025 – one investment) of the total assets of the Company.

(c)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at September 30, 2026, a 1% change in interest rates could result in approximately $478,000 change in net income (loss).

(d)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to Canadian dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the U.S. dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at September 30, 2026, and December 31, 2025, the Company had the following financial and non-financial assets and liabilities, (amounts posted in U.S dollars) denominated in foreign currencies:

September 30, 2026
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$1,534,001	$316,110	$571,066	$19,361,848	$5,689,734	$78,350
Private investments	505,435	-	-	-	-	-
Public investments	106,857	-	-	-	-	-
Prepaid	-	-	35,940	-	-	20,821
Accounts payable and accrued liabilities	445,875	-	(255,677)	-	-	(81,194)

ETP holders payable	-	-	-	(598,597,730)	(37,535,676)	-
Net assets (liabilities)	$2,592,168	$316,110	$351,329	$(579,235,882)	$(31,845,942)	$17,977

45

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

December 31, 2025
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham

Cash	$2,284,909	$51,536	$8,928,624	$12,978,875	$4,570,541	$457,515
Private investments	25,172,753	-	-	-	-	-
Prepaid investment	-	-	528,255	-	-	34,278
Accounts payable and accrued liabilities	(1,003,289)	-	(449,107)	-	(20,219)	(14,057)
ETP holders payable	-	-	-	(588,356,052)	(31,726,671)	-

Net assets (liabilities)	$26,454,373	$51,536	$9,007,772	$(575,377,177)	$(27,176,349)	$477,736

A 10% increase (decrease) in the value of the US dollar against all foreign currencies in which the Company held financial instruments as at September 30, 2026 would result in an estimated increase (decrease) in net income of approximately $60,780,400 (December 31, 2025 - $56,656,200).

(e)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public investments, private investments, and derivative liabilities are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2025 financial statements.
iii.	Smart Crypto Fund SP Investment is carried at fair value through profit and loss
iv.	Other investments are carried at fair value through profit and loss.
v.	Digital assets classified as financial assets relate to USDC which is measured at fair value.
vi.	Warrant liability carried at its fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at September 30, 2026 and December 31, 2025.

46

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded investments	$-	$-	$29,372,628	$29,372,628
Digital assets, Digital assets loaned and digital assets staked	-	496,934,790	18,652,141	515,586,931
Equity investments	-	-	131,982,050	131,982,050
Publicly traded investments	272,520.00	-	-	272,520
Warrant liability	-	-	(13,599,316)	(13,599,316)

December 31, 2025	$272,520	$496,934,790	$166,407,503	$663,614,813

Privately traded investments	-	$-	$25,541,805	$25,541,805
Other investments	21,978,866.00	-	-	21,978,866
Digital assets, Digital assets loaned and digital assets staked	-	578,140,988	9,603,751	587,744,739
Equity investments	-	-	95,885,076	95,885,076
Publicly traded investments	106,857.00	-	-	106,857
Smart Crypto Fund SP Investment	-	10,000,373	-	10,000,373
Warrant liability	-	-	(3,325,342)	(3,325,342)

September 30, 2026	$22,085,723	$588,141,361	$127,705,290	$737,932,374

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended September 30, 2026 and December 31, 2025. These financial instruments are measured at fair value based utilizing quoted market prices. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, financial assets at fair value	September 30, 2026	December 31, 2025
Opening balance	$272,520	$778,085
Realized loss on investments	18,060	(419,093)
Additions	21,999,990	-
Unrealized loss on investments	(204,847)	-
Transferred from level 3	-	272,520
Investments sold	-	(358,992)
	$22,085,723	$272,520

Strategy Variable Rate Perpetual Stretch Preferred Shares Series A ( “STRC”)

During the nine months ended September 30, 2026, the Company invested $20 million in STRC. As at September 30, 2026, the valuation of STRC was based on market price of STRC preferred shares. During the nine months ended September 30, 2026, the Company recorded a loss of $39,184 through the statement of income related to the preferred shares. As at September 30, 2026, a +/- 10% change in the fair value of these preferred shares will result in a corresponding +/- $2 million change in the carrying amount (December 31, 2025 - $nil).

47

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

TenX Protocols Inc. (“TenX”)

On July 24, 2025, the Company invested $718,339 to acquire 1,334,000 subscription receipts of TenX. During the year ended December 31, 2025, the Company converted its 1,334,000 subscription receipts into 1,334,000 common shares and 667,000 common share purchase warrants. As a result of this conversion, the Company revalues its investment in TenX based on the market price of the TenX shares at the end of each reporting period. During the nine months ended September 30, 2026, the Company received an additional 1,551,576 TenX shares. As at September 30, 2026, the valuation of TenX was $106,857 (December 31, 2025 - $272,520). As at September 30, 2026, a +/- 10% change in the fair value of TenX will result in a corresponding +/- $10,686 change in the carrying amount (December 31, 2025 - $27,252).

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended September 30, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, financial assets at fair value	September 30, 2026	December 31, 2025
Opening balance	$496,934,790	$555,838,900
Smart Crypto Fund Investment	10,002,073
Digital assets acquired	57,259,984	232,267,760
Digital assets disposed	(18,000,229)	(87,878,518)
Digital assets earned from staking, lending and fees	6,200,543	12,332,036
Realized gain on digital assets	(85,268,411)	49,635,380
Unrealized losses on digital assets	68,481,174	(260,376,909)
Unrealized losses	(1,700)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from level 3	42,383,171	2,749,352
Digital assets from settlement of ETPs	10,461,896	-
Fees and other	(311,930)	(1,532,613)

	$588,141,361	$496,934,790

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the period/year ended September 30, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

48

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

Level 3 investments, financial assets at fair value	September 30, 2026	December 31, 2025
Opening balance	$180,006,819	$294,773,144
Transferred to level 1	(106,857)	(272,520)
Acquired as subsidiary	-	(379,906)
Realized gain	(824,533)	31,217,931
Unrealized (loss)/ gain	7,474,271	(121,974,940)
Transferred to level 2	(42,383,171)	(2,749,352)
Foreign exchange loss	(523,700)	(527,269)
Equity investments disposed	(15,965,180)	(71,685,819)
Cash	15,965,179	50,865,445
Cash transferred to bank	(15,965,179)	-
Management fees	(352,440)	-
Digital assets earned from staking, lending and fees	3,705,423	740,105
	$131,030,632	$180,006,819

Fair value of financial instruments (continued)

Level 3 investments, financial liabilities at fair value	September 30, 2026	December 31, 2025
Opening balance	$13,599,316	$-
Warrants granted	-	53,195,195
Change in fair value	(10,273,974)	(39,595,879)
	$3,325,342	$13,599,316

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

49

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2026 and December 31, 2025.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Luxor Technology Corporation	$524,963	Recent financing	Marketability of shares	0% discount
Amina Bank	24,285,752	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	362,038	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	131,982,050	Market approach	Discount for lack of marketability	16% discount
Digital assets on loan	18,652,141	Market approach	Discount for lack of marketability	30% discount
December 31, 2025	$180,006,819

Luxor Technology Corporation	$505,435	Recent financing	Marketability of shares	0% discount
Amina Bank	21,836,495	Market approach	Marketability of shares	0% discount
ZKP Corporation	-	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	-	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	95,885,076	Market approach	Discount for lack of marketability	11% discount
Digital assets on loan	9,603,751	Market approach	Discount for lack of marketability	22% discount
Investment in Smart Crypto Fund	10,000,373	Market approach	Value of underlying assets	0% discount
September 30, 2026	$141,031,005

(e)	Fair value of financial instruments (continued)

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026 the valuation of LTC was $505,435 (December 31, 2025 - $524,963). As at September 30, 2026, a +/- 10% change in the fair value of LTC will result in a corresponding +/- $50,544 (December 31, 2025 - $52,496) change in the carrying amount.

50

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 (CAD$34,498,750) to acquire 3,906,250 non voting shares of Amina. During the year ended December 31, 2025 and the nine months ended September 30, 2026, the Company revalued its investment in Amina due to the changes in Amina’s assets under management and EV/AUM valuation multiples. As at September 30, 2026, the valuation of Amina was $21,836,495 (December 31, 2025 - $24,285,752). As at September 30, 2026, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $2,183,650 (December 31, 2025 +/- $2,428,575) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. During the nine months ended September 30, 2026, the Company impaired its investment in ZKP. As at September 30, 2026, the valuation of ZKP was $nil (December 31, 2025 - $1,000,000). As at September 30, 2026, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $nil change in the carrying amount (December 31, 2025 - $100,000).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at September 30, 2026, the valuation of Global Benchmarks was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2025 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire 25 shares of CH Technical. During the year ended December 31, 2025 and the nine months ended September 30, 2026, the Company impaired its investment in CH Technical based on the investments in CH Technical. As at September 30, 2026, the valuation of CH Technical was $nil (December 31, 2025 - $362,038). As at September 30, 2026, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $nil change in the carrying amount (December 31, 2025 - $36,204).

Canada Stablecorp Inc.

On September 9, 2025, the Company invested $499,999 to acquire 303,030 shares of Canada Stablecorp Inc. As at December 31, 2025, the valuation of Canada Stablecorp Inc. was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026, a +/- 10% change in the fair value of Canada Stablecorp Inc. will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

51

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

24.	Financial instruments (continued)

Continental Stable Coin

On July 25, 2025, the Company invested $500,000 to acquire rights to certain preferred shares of Continental Stable Coin. As at September 30, 2026, the valuation of Continental Stable Coin was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026, a +/- 10% change in the fair value of Continental Stable Coin will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Bonsol Labs Inc. (“Bonsol”)

On November 13, 2025, the Company invested $2,000,000 to acquire rights to certain preferred shares of Bonsol. As at September 30, 2026, the valuation of Bonsol was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026, a +/- 10% change in the fair value of Bonsol will result in a corresponding +/- $200,000 change in the carrying amount (December 31, 2025 - $200,000).

SUI Digital Assets Loaned at FVTPL

During Q2 2025, the Company invested $41,160,000 to acquire SUI digital assets. Management used the net asset values as determined by market pricing and applied a 22% discount for lack of marketability. As at September 30, 2026, a +/- 10% change in the fair value of the SUI digital assets loaned will result in a corresponding +/- $960,375 change in the carrying amount (December 31, 2025 - $1,865,214).

Equity Investments in Digital Assets Funds at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied an 11% discount for lack of marketability. As at September 30, 2026, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $9,588,508 change in the carrying amount (December 31, 2025 - $13,198,205).

25.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

52

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

25.	Digital asset risk (continued)

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.
-	Paper wallets are simply paper printouts of private and public addresses.
-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.
-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.
-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

53

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

26.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the (a) CBOE Canada (formerly NEO Exchange) which requires one of the following to be met: (i) shareholders equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least CAD$25 million, or (iv) assets and revenues of at least CAD$25 million, and (b) Nasdaq Capital Market which requires one of the following to be met: (i) shareholder equity of at least $2.5 million, (ii) market value of listed securities of at least $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years. There were no changes to the Company’s capital management during the three and nine months ended September 30, 2026.

27.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below (same percentages for all reporting periods):

% equity interest
Valour Inc	100
Valour Europe AG	100
DeFi Middle East DMCC	100
Stillman Digital Inc.	100
Valour Funds SPC	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2026 and 2025 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Short-term benefits	$948,874	$1,355,048	$4,677,008	$2,473,981
Shared-based payments	1,151,269	471,665	3,093,602	1,385,945
	$2,100,143	$1,826,713	$7,770,610	$3,859,926

54

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

27.	Related party disclosures (continued)

c)	During the year ended December 31, 2025, the Company incurred $502,545 in legal fees to a firm in which a former director of the Company is a partner.

The Company announced a full-stack sovereign finance framework to modernize the $100 trillion sovereign debt market with SovFi, an entity held by the CEO, an Advisor and the President of the Company. The Company incurred no legal fees related to SovFi in the nine months ended September 30, 2026 (December 31, 2025 - $20,000). The $20,000 was repaid by SovFi in full in May 2026. The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and fully diluted share basis as at September 30, 2026 and December 31, 2025.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as at September 30, 2026 and December 31, 2025.

Investment	Nature of relationship to investment	Estimated Fair Value
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	$199,875
Total investment - September 30, 2026		$199,875

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - December 31, 2025		$1,199,875

*	Private company

e)	Neuronomics is an associate of the Company and a related party. The Smart Crypto Fund, which is managed by Neuronomics and over which the Company has significant influence, is also a related party.

During the three and nine months ended September 30, 2026, Valour subscribed $10,002,073 for Class B Portfolio Shares of the Smart Crypto Fund (see Note 8). Under the investment management agreement, Valour is entitled to a share of the management fee and performance fee charged to the Smart Crypto Fund, which is paid through Neuronomics, and bears an operating support amount payable to Neuronomics. Valour also bore the costs of setting up the SPC and the Smart Crypto Fund. The transactions and balances with related parties are as follows:

September 30, 2026
Revenue from fee-sharing arrangement with Neuronomics	$3,691
Operating support expense payable to Neuronomics	(5,000)
Payable to Neuronomics	(1,309)
Investment in Smart Crypto Fund	10,002,073

The fee-sharing income and the operating support amount are recorded gross and are settled net monthly between Valour and Neuronomics. These transactions were made in the normal course of operations and on the terms set out in the investment management agreement.

55

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

28.	Commitments and contingencies

Management Contracts Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $600,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $4,135,208, all due within one year.

Legal Commitments and Class Action Lawsuit in the United States

The Company is, from time to time, involved in various claims and legal proceedings including a class action lawsuit filed against the Company and certain officers in the United States District Court for the Eastern District of New York which alleges that the Defendants made false and / or misleading statements and / or failed to disclose that: (i) DeFi Technologies was facing delays in executing its DeFi arbitrage strategy, which at all relevant times was a key revenue driver for the Company; (ii) DeFi Technologies had understated the extent of competition it faced from other Digital Asset Treasury companies and the extent to which that competition would negatively impact its ability to execute its DeFi arbitrage strategy; (iii) as a result of the foregoing issues, the Company was unlikely to meet its previously issued revenue guidance for the fiscal year 2025; (iv) accordingly, Defendants had downplayed the true scope and severity of the negative impact that the foregoing issues were having on DeFi Technologies’ business and financial results; and (v) as a result, Defendants’ public statements were materially false and misleading at all relevant times.

The Company does not agree with the allegations in the Class Action Lawsuit and intends to vigorously defend itself in Court. Based on the input from its external legal counsel and the early stage of this dispute, the Company believes in the merits of its legal defenses and as such has not accrued for any potential loss in these financial statements. The Company cannot reasonably predict the likelihood or outcome of these activities. This litigation is at an early stage and the Company cannot presently estimate the likelihood of loss or amount of loss that may be incurred as a result of this lawsuit.

The Company is also party to a legal dispute over advisory fees allegedly owed a capital markets advisory firm together with the Class Action Lawsuit, the “Litigation”). The Company believes these claims are without merit and intends to defend them vigorously. However, the outcome of any proceeding cannot be predicted with certainty.

The Company does not believe that adverse decisions in any existing or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

The Company has not disclosed further information regarding the Litigation and applied the exception under IAS 37.92, disclosing the general nature of the Litigation, together with the fact that, and the reason why, information has not been disclosed.

56

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

29.	Operating segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs as well as any DeFi Alpha related transactions. Stillman and Stillman Bermuda operate the trading platform. The Reflexivity research segment was discontinued effective January 1, 2026.

Information about the Company’s assets by segment is detailed below.

September 30, 2026	DeFi	Stillman Digital	Valour Inc	Total
Cash	11,787,143	9,790,554	26,271,370	47,849,067
Client cash deposits	-	1,501,724	-	1,501,724
Public investments, at fair value through profit and loss	106,857	-	-	106,857
Prepaid expenses	663,697	6,582,978	194,179	7,440,854
Short term investments	19,960,806	-	2,018,060	21,978,866
Derivative assets			274,096	274,096
Investment in Smart Crypto Fund SP, at FVTPL			10,000,373	10,000,373
Digital assets, digital assets loaned, and digital assets staked	-	10,054,639	577,690,100	587,744,739
Equity instruments	-	-	95,885,076	95,885,076
Investment in associate	2,283,056	-	-	2,283,056
Other non-current assets	14,901,664	-	45,720,335	60,621,999
Total assets	49,703,223	27,929,895	758,053,589	835,686,707
Accounts payable and accrued liabilities	3,341,651	2,028,842	2,050,564	7,421,057
Loans payable	-	-	809,336	809,336
Trading liabilities	-	14,710,186	-	14,710,186
Warrant liability	3,325,342	-	-	3,325,342
Derivative liability	-	-	-	-
ETP holders payable	-	-	643,670,432	643,670,432
Total liabilities	6,666,993	16,739,028	646,530,332	669,936,353

December 31, 2025	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	52,948,491	2,101	9,203,569	29,079,929	91,234,090
Client cash deposits	-	-	5,615,054	-	5,615,054
Public investments, at fair value through profit and loss	272,520	-	-	-	272,520
Prepaid expenses	562,981	75,343	8,267,050	691,548	9,596,922
Digital assets, digital assets loaned, and digital assets staked	-	65,040	14,066,946	501,454,945	515,586,931
Equity instruments	-	-	-	131,982,050	131,982,050
Right-of-use assets	-	-	-	2,999,253	2,999,253
Investment in associate	2,423,934	-	-	-	2,423,934
Other non-current assets	28,172,752	-	-	36,680,278	64,853,030
Total assets	84,380,678	142,484	37,152,619	702,888,003	824,563,783
Accounts payable and accrued liabilities	2,151,846	49,421	5,458,569	1,610,274	9,270,110
Loans payable	-	-	-	2,611,009	2,611,009
Trading liabilities	-	-	24,122,640	-	24,122,640
Warrant liability	13,599,316	-	-	-	13,599,316
Lease liability	-	-	-	3,102,188	3,102,188
ETP holders payable	-	-	-	622,304,667	622,304,667
Total liabilities	15,751,162	49,421	29,581,209	629,628,138	675,009,930

57

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

29.	Operating segments (continued)

Information about the Company’s revenues and expenses by segment is detailed below:

Nine months ended September 30, 2026	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	6,363,485	6,363,485
Management fees	-	-	3,685,379	3,685,379
Trading commissions	-	7,583,326	-	7,583,326
Other revenue	218,009	-	43,500	261,509
Revenues excluding realized and net change in unrealized (loss) gain	218,009	7,583,326	10,092,364	17,893,699
Realized and net change in unrealized loss on digital assets	-	(50,258)	(7,122,795)	(7,173,053)
Realized and net change in unrealized loss on equity investments	-	-	3,425,863	3,425,863
Realized and net change in unrealized gains on ETP payables	-	-	22,704,954	22,704,954
Realized and net change in unrealized loss on derivative liabilities	-	-	99,644	99,644
Revenues from realized and net change in unrealized (loss) gain	-	(50,258)	19,107,666	19,057,408
Total revenues	218,009	7,533,068	29,200,030	36,951,107

Expenses
Operating, general and administration	8,626,976	4,683,652	11,192,533	24,503,161
Share based payments	3,865,715	-		3,865,715
Amortization - right-of-use asset	-	-	262,464	262,464
Amortization - intangibles	-	24,280	-	24,280
Fees and commissions	56,000	828,502	2,322,896	3,207,398
Foreign exchange (gain) loss	865,550	(3,403)	73,133	935,280
Total operating expenses	13,414,241	5,533,031	13,851,026	32,798,298
Operating (loss) income	(13,196,232)	2,000,037	15,349,004	4,152,809

Realized (loss) on investments, net	-	-	-	-
Unrealized (loss) on investments, net	(2,405,115)	-	(1,001,700)	(3,406,815)
Interest income	767,981	2,254	78,100	848,335
Interest expense	-	368	(126,593)	(126,225)
Other income	804,662		1	804,663
Gain on lease termination	-	-	146,838	146,838
Other expense	(95)	-		(95)
Loss on investment in associate	(140,878)	-	-	(140,878)
Change in fair value of warrant liabilities	10,273,974	-	-	10,273,974
Bad debt recovery	-	-	162,426	162,426
Impairment loss	-	-	(375,928)	(375,928)
Total other income (expenses)	9,300,529	2,622	(1,116,856)	8,186,295
Net (loss) income for the period before taxes	(3,895,703)	2,002,659	14,232,148	12,339,104
Current taxes	-	129,901	5,878	135,779
Net income after tax	(3,895,703)	1,872,758	14,226,270	12,203,324
Other comprehensive loss
Foreign currency translation loss	-	-	1,436	1,436
Net income and comprehensive income for the period	(3,895,703)	1,872,758	14,227,706	12,204,760

58

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

29.	Operating segments (continued)

Nine months ended September 30, 2025	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	10,849,531	10,849,531
Management fees	-	-	7,547,407	7,547,407
Trading commissions	-	6,230,864	-	6,230,864
Other revenue	192,407	-	468,000	660,407
Revenues excluding realized and net change in unrealized gains (losses)	192,407	6,230,864	18,864,938	25,288,209
Realized and net change in unrealized gains and (losses) on digital assets	(688,740)	302,647	29,717,071	29,330,978
Realized and net change in unrealized gain on equity investments	-	-	30,527,468	30,527,468
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	(6,002,344)	(6,002,344)
Revenues from realized and net change in unrealized gains (losses)	(688,740)	302,647	54,242,195	53,856,102
Total revenues	(496,333)	6,533,511	73,107,133	79,144,311

Expenses
Operating, general and administration	11,806,388	3,854,606	7,407,647	23,068,641
Share based payments	10,758,244	-		10,758,244
Depreciation - property, plant and equipment	-	1,563	103	1,666
Amortization - right-of-use asset	-	-	51,180	51,180
Amortization - intangibles	1,118,886	5,291	39,811	1,163,988
Fees and commissions	19,303	702,496	4,303,592	5,025,391
Foreign exchange (gain) loss	(15,030)	(28)	(352,201)	(367,259)
Total operating expenses	23,687,791	4,563,928	11,450,132	39,701,851
Operating income (loss)	(24,184,124)	1,969,583	61,657,001	39,442,460

Realized (loss) on investments, net	(481,828)	-	181,024	(300,804)
Unrealized (loss) on investments, net	2,723	-	-	2,723
Interest income	29,371	1,360	33,688	64,419
Finance costs	(504)	(1,353)	(373,695)	(375,552)
Financing expense	(4,675,199)	-	-	(4,675,199)
Total other (expenses) income	(5,125,437)	7	(158,983)	(5,284,413)
Net income (loss) for the period before taxes	(29,309,561)	1,969,590	61,498,018	34,158,047
Current taxes	347,990	1,147,876	14,633	1,510,499
Net income (loss) after tax	(29,657,551)	821,714	61,483,385	32,647,548
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	-	1,142,502	1,142,502
Net (loss) income and comprehensive (loss) income for the period	(29,657,551)	821,714	62,625,887	33,790,050

DeFi Alpha is a division within Valour Inc. looking for arbitrage trading opportunities. It does not have its own statement of financial position but leverages Valour Inc’s equity for its trades. The CODM only reviews DeFi Alpha’s trading operating results as part of its consolidated review of Valour and hence it has not been presented separately in the table above. The comparative period has been restated to align with the current period presentation.

Valour Funds SPC is a wholly owned subsidiary of Valour Inc. At this point in time, there are no external investors and all the capital allocated to Valour Funds SPC is from Valour. As such, the CODM only reviews Valour Funds SPC’s results as part of its consolidated review of Valour and hence it has not been presented separately in the table above.

30.	Reclassification of Comparative Amounts

The comparative figures have been reclassified to conform with the presentation adopted for 2026.

59

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2026 and 2025

(Expressed in U.S. dollars unless otherwise noted)

31.	Subsequent Events

Additional Investment in Neuronomics

On October 19, 2026, the Company invested CHF 500,031 (US$607,571) into Neuronomics as a capital contribution to increase its ownership percentage to 49.25% and support the Company’s growth.

Binance Hack

In October 2026, Binance, which held approximately 38.9% ($218.2 million) of the digital assets deposited with custodians and exchanges by the Company and its subsidiaries as at September 30, 2026, reported a security incident affecting its platform. The Company has confirmed that none of its digital assets, or those held on behalf of Valour or its ETPs, were affected by the incident, and that no private keys, wallets, credentials or signing infrastructure associated with Valour were compromised. Binance has confirmed that the Company’s assets are fully accounted for and available to it, and the Company currently has full access to, and may withdraw, these assets at its discretion.

As of the approval date of these financial statements, the Company has moved approximately $138 million of assets previously held in Binance to other custodians. There can be no assurance that Binance or any other custodian or exchange used by the Company will not experience a security breach or other incident in the future that results in the loss of, or delayed access to, the Company’s digital assets, or that any compensation offered by a custodian or exchange would be sufficient to cover any such loss.

Security Incident

In November 2026, SDI, a subsidiary of the Company, was notified that a security incident at one of its third-party software suppliers resulted in the unauthorized disclosure of certain customer information; the Company's platform and digital assets were not affected, and the incident remains under investigation.

60